UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                 SECOND AMENDED
                                    FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE FISCAL YEAR ENDED __________

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 0-32907

                              TAGALDER (2000) INC.
             (Exact name of registrant as specified in its charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

             44 ADDINGTON CRES., BRAMALEA, ONTARIO, CANADA  L6T 2R3
                    (Address of principal executive offices)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.
                                      None.

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                                  Common Stock
                                (Title of Class)

  SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                   OF THE ACT.

                                      None
                                (Title of Class)

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASS OF
                                   CAPITAL OR
    COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

As of December 31, 2001, there were 37,869,018 shares of common stock issued and outstanding.
   As of June 30, 2002, there were 37,869,018 shares of common stock issued and outstanding.


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing  requirements  for  the  past  90  days.     Yes     No     X.
                                                                 -----

     Indicate  by  check  mark which financial statement item the registrant has
elected  to  follow.  Item  17   X    Item  18  ____
                               -----

  (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
                                   FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ____    No  ____

                                     PART I

     This Registration Statement on Form 20-F includes forward-looking state-ments within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading "Operating and Financial Review and Prospects." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

ITEM  1.          IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS

                  DIRECTORS  AND  SENIOR  MANAGEMENT

     The following sets forth the names, business addresses, and functions of the Company's directors and senior management:

Roger  Lam,  President,  Director.
44  Addington  Cres.  Bramalea,  Ontario  Canada  L6T  2R3

     Mr. Lam works exclusively to develop and expand operations for Tagalder both in Canada and in Asia. Using his expertise in information technology Mr. Lam will be instrumental in developing the Internet based Asia business operations

Peter  Chun,  CEO,  Director.
Flat  G,  Floor  7,  Yalford  Building,  No.44-58  Tanner  Road,  Hong  Kong.

     Mr. Chun provides management services in Asia, also assistance in obtaining financing and locating future potential joint venture partners for the company.

L  Murray  Eades,  Chairman  of  the  Board,  Director
7229  Pacific  Circle,  Mississauga  Ontario  Canada  L5T  1S9

     Mr. Eades has practiced business law for more than 40 years and operates a private law office. He provides legal opinions to the board and applies knowledge and information learned from other business clients to the daily operations of the company.

Edward  Chan,  Secretary-Treasurer,  Director
44  Addington  Cres.  Bramalea,  Ontario,  Canada,  L6T  2R3

     Mr. Chan is a Canadian General Accountant and provides management of the daily operations of the company.

Charles  Kwok,  Vice  President,  Director
44  Addington  Cres.  Bramalea,  Ontario  Canada  L6T  2R3

     Mr. Kwok assists the company in locating potential merger/acquisitions and other business opportunities both in Canada and Asia.

Tim  K.  Cheong
2  Randall  Ave.,  Markham,  Ontario,  Canada  L3S  1K6

     Mr. Cheong spends several months each year in Peru where he is responsible for the development of the Emu farm operation located in Lima, Peru. He also is responsible for the daily operation of the Peruvian branch of Tagalder (2000) Inc.

Robert  Rice
203  Greenwood  Drive,  Bonfield  Ontario,  Canada,  P0H  1E0

     Mr. Rice is a metallurgical engineer and advises the board on exploring and developing its mineral properties located in Labrador, Canada.

Maureen  Espin
44  Addington  Cres.  Bramalea,  Ontario  L6T  2R3

     Mrs. Espin is a Canadian General Accountant and has many years experience in compliance with the various Securities Acts. She is responsible for ensuring corporate compliance with all regulatory bodies having jurisdiction.

ADVISERS

The  Company's  principal  advisers  are:

Banking

Bank  of  Montreal,  56  Queen  Street  East, Brampton, Ontario, Canada, L6V 4M8

Legal  Counsel

     Mr. William E. Bateman, Nobbs Woods Kavanah & Bateman, 20 Toronto Street, Suite 950, Toronto, Ontario, M5C 2B8.

     Mr.  Brian  A.  Lebrecht,  Esq.,  The  Lebrecht  Group, APLC, 22342 Avenida
Empresa,  Suite  230,  Rancho  Santa  Margarita,  California  92688.

AUDITORS

     The  Company's  principal  auditors  are:

     Schwartz Levitsky Feldman llp, 1167 Caledonia Road, Toronto, Ontario M6A 2X1, auditors since October 30, 2001. Schwartz Levitsky is a member of the Canadian Institute of Chartered Accountants.

ITEM  2.          OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     The Company is filing this Form 20-F as a registration statement under the Securities Exchange Act of 1934, and as such the information called for by Item 2 is not applicable.

ITEM  3.          KEY  INFORMATION

SELECTED FINANCIAL DATA (IN US DOLLARS)


                                      3 months ended March 31,
                                             (unaudited)                                Year ended December 31,
                                      --------------------------  -----------------------------------------------------------------
                                             2002          2001          2001          2000         1999         1998          1997
                                      ------------  ------------  ------------  ------------  -----------  -----------  -----------
                                      $              $             $             $             $            $            $
                                      ------------  ------------  ------------  ------------  -----------  -----------  -----------


Operating revenues: . . . . . . . .           -0-           -0-           -0-           -0-          -0-          -0-          -0-
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


Loss from operations: . . . . . . .       (17,523)      (13,520)   (2,898,672)      (54,457)    (139,309)    (328,816)    (299,035)
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


Income (loss) from cont. oper:. . .       (17,523)      (13,520)   (2,898,672)     (987,009)    (932,552)    (730,267)    (401,451)
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


Net income (loss) . . . . . . . . .       (17,523)      (13,520)   (2,898,672)      (54,457)     (47,279)    (328,816)    (332,874)
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


Total assets. . . . . . . . . . . .         3,128     1,207,329         5,811       495,303        5,573      425,973      366,377
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


Net Assets. . . . . . . . . . . . .       (90,602)    1,187,795       (73,557)      476,657      (97,739)    (132,177)    (171,576)
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


Capital stock excl. long term debt.     3,836,484     2,193,188     3,836,484     1,475,082      844,399      793,824      436,626
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


Number of shares. . . . . . . . . .    37,869,018    22,876,136    37,869,018    16,327,883    7,335,945    6,335,945    5,039,945
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


Dividends declared per share (U.S.).          -0-           -0-           -0-           -0-          -0-          -0-          -0-
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------
Dividends declared per share (Cdn)..          -0-           -0-           -0-           -0-          -0-          -0-          -0-
------------------------------------  ------------  ------------  ------------  ------------  -----------  -----------  -----------


     The number of shares outstanding as of the year ended December 31, 2000 and subsequent are reflected on a post-consolidated basis. During the fiscal year ended December 31, 2000 the common shares of the Company were consolidated on the basis of one new share for ten old shares.

     All figures shown above are stated in U.S. dollars. Rates of exchange between the Canadian and U. S. dollars are:

     (a)     as  of  June  30,  2002          US$1.00     Cdn$1.5310

     (b) during each applicable month the high and low exchange rate has been:

             Month                  High          Low
             -----                  ----          ---

             December  2001         1.5806        1.5745
             January  2002          1.6033        1.5967
             February  2002         1.5986        1.5931
             March  2002            1.5899        1.5838
             April  2002            1.5843        1.5792
             May  2002              1.5531        1.5469
             June  2002             1.5349        1.5276

     (c) exchange rates per $1.00 U.S. as of December 31st, (provided by the Bank of Canada):

             2001     1.5806
             2000     1.4995
             1999     1.4433
             1998     1.5333
             1997     1.4305

CAPITALIZATION  AND  INDEBTEDNESS

     The Company is authorized to issue an unlimited number of common shares with no par value. As of December 31, 2001, there were 37,869,018 shares outstanding. As of June 30, 2002, there were 37,869,018 shares outstanding. There are no outstanding agreements or obligations that would require the issuance of additional shares.

     As of June 30, 2002, the Company has a total of 37,869,018 shares of common stock issued and outstanding, and is authorized to issue an unlimited number of shares, no par value. The Company has no long-term indebtedness. As of June 30, 2002, US$102,549 is owed to vendors and suppliers of services, and loans totaling US$29,838 are outstanding. The loans are all unsecured, non-interest bearing, and have no specific terms of repayment. The Company presently does not have any plans to issue additional shares or incur any long- term indebtedness, whether secured or unsecured.

     Other than expenses incurred in its normal operations, the Company has no outstanding debts. The Company has a management contract with the operators of the Emu farm in Peru whereby Tagalder is committed to pay a total of US$32,000.00 per year for a period of three years commencing January 1, 2001. This payment includes all wages, land lease payments and operating costs for the farm.

     The following table reflects certain data concerning our capitalization and indebtedness:

                                         CURRENT YEAR
                   SHAREHOLDERS EQUITY   EARNINGS (LOSS)   CUMULATIVE DEFICIT
                   --------------------  ----------------  -------------------

December 31, 1997  $            444,342        ($401,451)  $           651,015
December 31, 1998  $            793,921        ($328,816)  $           979,831
December 31, 1999  $            844,399  $        47,279   $           932,552
December 31, 2000  $          1,475,082         ($54,457)  $           987,000
December 31, 2001  $          3,836,484  $     2,898,672   $         3,885,683

RISK  FACTORS

     Our independent auditor has stated that there is substantial doubt about our ability to continue as a going concern, which may affect our ability to raise capital and grow our business.

     Our independent auditor has stated that the audited financial statements of the Company for the period ending December 31, 2001 have been prepared assuming the company will continue as a going concern. They note that the significant losses of our company as of December 31, 2001, and the negative working capital at December 31, 2001, raise substantial doubt about our ability to continue in business.

     We had significant losses of $2,887,061 for the year ended December 31, 2001. We have funded losses by the sale of additional securities. We expect losses to continue. We have no sources of long-term capital. To the extent losses continue and we are unable to fund them, we may have to curtail aspects of our operations or cease operations altogether. Our management anticipates that our cash flow from operations, plus funds raised from the sale of our securities, will be sufficient to fund operations in the near future.

     The Company has a general history of losses and cannot assure you that it will operate profitably in the future.

     The Company has not yet achieved profitability, and cannot be certain that it will realize sufficient revenue to achieve profitability in the future. During fiscal 2001, Tagalder incurred net losses of over US $2,887,061, including a $2,652,715 write down of investments, and during the first three months of 2002 incurred net losses of over US$22,482. Total losses accrued to March 31, 2002 are US$3,901,617. The Company anticipates that these losses will continue at least into the near future.

     The Company's business segments are very diversified over a wide range of industries, which may make it difficult for management to focus on any industry segment.

     The Company is involved in the businesses of Internet commerce, emu farming, plywood manufacturing, and mineral extraction. Each of these industry segments is in the early stages of its development, varies greatly from the others, and is located in a different part of the world. Management cannot determine what percentage of our total business each segment will account for, although it is generally presumed by management that the web site operation and the production of plywood will eventually provide the most significant portion of overall revenues. The Company is operating with a limited number of employees and may not be able to adequately oversee these diversified operations.

     The  Company  sells  its  products  to  a  limited  number  of  customers.

     The Company's emu operation currently sells all of its eggs to Shantou Fuhua Golden Ratite Farming Co. Ltd. The Company's plywood operation currently sells all of its products to GDCE5. The loss of either of these customers could have a material negative impact on the Company's ability to achieve its revenue goals and profitability. The Company may not be able to replace one or both of these customers in the event the relationship with them was terminated.

     The  Company  obtains  its  supplies  from  a  limited number of suppliers.

     The Company has only one source of emu eggs outside of its own farm. The Company purchases supplies for its plywood operations from only a small number of suppliers. The inability of the Company to purchase products from any of its suppliers will have a negative impact on its ability to continue operations, fulfill orders, and ultimately achieve profitability.

     The Company is subject to the risks inherent in doing business inter-nationally, including:

-     unexpected  changes  in  regulatory  requirements;

-     fluctuations  in  exchange  rates  and  currency  controls;

-     political  and  economic  conditions  and  instability;

-     imposition  of  trade  barriers  and  restrictions;

-     the  burdens  of  complying  with  a  variety  of  foreign  laws

     The Company is subject to certain specific political risks as a result of doing business in China.

     The most significant risk would be adverse political situations affecting the Chinese economy. The current government is operating a socialist system and has opened the country up to a capitalist system. China has recently joined the World Trade Organization. At this time the Chinese economy continues to grow and the demand for hard and soft goods is increasing at a rate exceeding supply. The demand for construction of both industrial and housing units has also increased. Any adverse influences that significantly slowed these demands would have an adverse affect on the potential for the company to create a cash flow from its plywood operations. A reversal of the government policies back to a communist system may cause foreign businesses to have to leave the country and the flow of funds from operations within China to other countries may be stopped.

     The Company is subject to certain specific political risks as a result of doing business in Peru.

     A significant risk of doing business in Peru is the threat of the Communist Party to overthrow the democratically elected government and install a communist system. If this were to happen, it is anticipated that businesses owned and operated by foreign investors could be forced to turn over their operations to the government and leave the country. In such a case, the Company would be unable to acquire the land containing its farming operations, in which case the Company would have to relocate its emu operations at a significant expense.

     The cost of our operations will increase depending on currency fluctuation.

     Although the Chinese RMB has remained stable against the U.S. dollar during the past three years there have been significant fluctuations between the Canadian and U.S. dollars. As the U.S. dollar is the currency of choice in both China and Peru, cost of operations will be significantly affected by a reduction in the value of the Canadian dollar. Tagalder does not currently engage in any hedging transaction to offset the impact of foreign currency fluctuations.

     If we are not able to operate profitably, we will have to raise additional capital, which may result in dilution to our shareholders and a decreased stock price.

     If expected revenues from current operations are not achieved, Tagalder would need to locate sources of funding, such as private placements, in order to continue operations until revenues from one of its operations are realized. The issuance of additional shares would have the effect of diluting the voting control and future potential profit per share, in addition to making our stock less attractive to future potential investors and may cause the market price of our stock to decline.

     Because we are a foreign company, and all of our officers and directors reside outside of the United States, United States investors may not be able to enforce certain claims against us or our management.

     The Company is a Canadian company. All of its directors and executive officers reside outside the United States, and all or a substantial portion of the assets of these persons and of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce against such persons or the Company in foreign courts judgments obtained in United States courts predicated upon the civil liability provisions of the Federal securities laws of the United States. Management of the Company believes that there is doubt as to the enforceability in Canada or elsewhere, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon federal or state securities laws of the United States, especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in the foreign jurisdiction.

RISKS  RELATED  TO  OUR  STOCK

     Our stock is not traded on a national U.S. Exchange, and trades only periodically, resulting in an uncertain future stock price.

     The  shares  of  the  company  are  presently  trading  on the Computerized
Unlisted Board operated by the Ontario Securities Commission. If Tagalder is unsuccessful in getting its shares listed for trading on a recognized trading system its shares will be less attractive to potential investors.

Our stock price has been and may continue to be volatile, which could result in substantial losses for individual stockholders.

     The stock markets in general, and the markets for Internet-related stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock has been volatile and we expect that it will continue to be volatile. In addition, relatively small trades of our stock will have a disproportionate effect on our stock price. Accordingly, purchasers of shares of our common stock may not be able to resell those shares at or above the price paid, which could result in a substantial loss.

Certain  "penny  stock"  regulations  may  apply  to  our  common  stock

     As of the date of the filing, our stock is considered to be a so-called "penny stock" and is subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. The so called "penny stock" low-priced securities regulations could affect the resale of our stock and may have the effect of reducing the level of trading activity in the secondary market. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

ITEM  4.          INFORMATION  ON  THE  COMPANY

HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

     The Company was originally incorporated under the Laws of the Province of Ontario on August 16, 1961 by Letters Patent which granted the Company a charter to operate under the name Sock Fiberglass (Canada) Inc. The Company was authorized to manufacture, sell, import, and export articles made in whole or in part from fiberglass, metal, plastics, or any combination thereof. The primary source of revenue during the period from its incorporation to September 1997 was the manufacture and sale of fiberglass products.

     On September 22, 1987 the Company filed Articles of Amendment changing the name to L'Air D'Or Corporation. The focus of the Company changed and it commenced operations as a manufacturer of cosmetic products including perfume, cologne, eau de toilette, soaps and other products. These were a high end product whose distinguishing feature was a flake of 18k gold suspended in the container. The Company did not have a well-developed distribution network and, when the economy declined the demand for its products also declined. The Company ceased production and in or about 1993 sold its business assets to a party in New York state in an arm's length transaction. The Company remained dormant until its amalgamation with Tagalder Corporation in 1996.

     On July 11, 1996, L'Air D'Or Corporation, which was publicly traded in Canada, merged with Tagalder Corporation, a private Ontario corporation incorporated on December 19, 1994. Articles of Amalgamation dated July 10, 1996 were issued and the surviving entity commenced operations under the name of Tagalder Incorporated as of that date. The Company's primary focus was in the field of embryo transfer operations. On April 22, 1995, Tagalder Corporation, then a private Ontario corporation, entered into a joint venture with a farming operation in Liaoning Province, China, to breed and raise Limousin cattle using embryos from Canadian-bred cattle with Chinese-bred cattle as recipients. Following the amalgamation of L'Air D'Or Corporation, a pilot program was undertaken and a total of 29 calves were successfully bred and raised to maturity. However, sufficient funding to expand operations to a profitable level could not be raised, and the agreement was terminated in December 1999, at which time the Company elected to revisit the idea of emu farming, which they had previously considered.

     On August 30, 2000 shareholders of the company approved, amongst other things, to consolidate the issued and outstanding shares of the company on the basis of one new share for ten old shares. Under the rules of the Ontario Securities Act this share consolidation required that the name of the company be changed. With the approval of the shareholders, Articles of Amendment were filed on August 31, 2000 changing the name from Tagalder Incorporated to Tagalder (2000) Inc. Other items approved by the shareholders were the acquisition of four web sites (see below), the acquisition of an emu farm operation located in Lima, Peru (see below), an amendment to a Stock Option Plan dated July 27, 1996 increasing the number of common shares reserved for issuance upon the exercise of stock options from 10% to 20% of the issued capital, and the prior approval to issue up to a maximum of 7,000,000 post consolidated common shares (criteria for the issuance was that the transactions be substantially at arm's length and in accordance with all discounts allowed by regulatory bodies having jurisdiction).

     The company is a reporting issuer in the Province of Ontario and operates under the regulations of the Ontario Securities Act R.S.O. 1990. As defined by the Ontario Securities Act RSO 1990 (as amended) a reporting issuer means (i) an issuer, any of whose securities have been at any time since the 15th day of September 1979 listed and posted for trading on any stock exchange in Ontario recognized by the (Ontario) Commission, regardless of when such listing and posting for trading commenced, and (ii) to which the Business Corporations Act applies and which, for the purposes of that Act, is offering its securities to the public. Upon acquiring the status of "reporting issuer", Tagalder undertook to operate within the rules and regulations set down by the Ontario Securities Commission and the Business Corporations Act. This requires Tagalder to file all documents required to be filed under Part XVIII, Continuous Disclosure, with SEDAR as well as those required to be mailed to shareholders and filed with all regulatory bodies having jurisdiction. All agreements entered into must comply with the Act and receive approval from the Ontario Securities Act prior to completion. Any trading involving insiders must be filed within ten days following the month in which trading took place and Notice of Intent to Sell must be filed when significant numbers of shares are to be sold.

     The registered office for the company is located at 44 Addington Cres. Bramalea, Ontario, Canada, L6T 2R3. The telephone number is (905) 790-6048 and the fax number is (905) 790-7582

     The company has two wholly-owned subsidiaries, namely Tagalder Technology Corporation, an Ontario corporation incorporated on October 6, 2000, through which it conducts its Internet based operations, and 1122403 Ontario Ltd., an Ontario corporation incorporated on March 14, 1995, through which it conducts its mineral exploration operations.

     Tagalder was originally formed as an agricultural company primarily doing business in China. Current management plans are for agricultural operations to continue raising emu instead of cattle. While the Emu project may seem somewhat unusual it is an extension of Tagalders' history of dealing in animal husbandry in China (see Business Overview - Emu Operation, below).

     Tagalder also holds a mineral exploration property located in Labrador, Canada and will continue, together with its joint venture partner in this mineral license, to evaluate and explore the property.

     The company has expanded its area of operations with the acquisition of a web site operation. The web sites were acquired to provide Tagalder with a tool to facilitate business transactions between entrepreneurs in China and Canada. The sites will generate income for Tagalder by way of commissions earned and fees charged for advertising space provided on the web sites. It is expected that, over time, they will attract new contacts, which can be exploited for revenue.

     During the fiscal years ended December 31, 1998 and 1999 the company made no capital expenditures and was relatively inactive. On July 6, 2000 the company acquired an Emu farming operation and property in Lima, Peru. Total cost of the acquisition was US$355,000.00. On July 6, 2000 the company entered into an agreement to acquire a total of four web sites at a price to be determined by an independent evaluation as well as regulatory and shareholder approval. At the shareholders meeting held on August 30, 2000 shareholders approved the acquisition of the sites at a cost not to exceed $175,000.00 Cdn. Payment for both these assets was in the form of common shares issued from treasury.

BUSINESS  OVERVIEW

Emu  Operation

     During the fiscal years ended December 31, 1999 and 1998 the Company's main focus was on obtaining the financing required to continue to develop its beef cattle embryo transfer operation in Tieling, China. The company was unable to obtain the required financing and was advised by its joint venture partners that they were terminating the agreement. The composition of the Board of Directors changed significantly, and so did the Company's focus.

     The idea of incorporating an emu operation into the embryo transfer operation was originally brought to the attention of management early in 1998 by Herbert Lee, then a director of Tagalder. He was, at the time, part owner of an emu farm located in Southern Ontario. The idea was rejected at the time because it was felt it would take away from the focus of management in its efforts to raise capital to expand its cattle operations in Tieling, China.

     Following the termination of the embryo transfer operation by its joint venture partners, the Company's Board of Directors had to explore other business opportunities. Roger Lam, now President of the Company, together with other entrepreneurs, had been working with several emu farmers primarily located in North America to set up emu farms in China. He was aware of the existence of Criadero Golden Emu Farms in Peru. In June 2000, Mr. Lam brought the idea to the Company's Board of Directors and was instrumental in helping the Company reach an agreement to acquire certain assets of the operation. Mr. Lam has no interest in the Peru emu operation.

     Pursuant to a Memorandum of Understanding dated July 6, 2000 between the Company and Mr. Chan Fai Ieong Ip, the Company acquired certain assets of the emu operation, consisting of (i) 45 breeding pairs of emu, (ii) a residence for use by the farm manager, and (iii) various buildings to house the emu and contain the equipment necessary for breeding, hatching, and raising emu, together with equipment such as incubators, hatchers, etc. The agreement with Mr. Ip was an arm's length transaction, no members of the Company management had any interest in the assets acquired. The consideration paid for the farm consisted of 5,336,910 shares of common stock at a deemed value of Cdn $0.10 per share (US $0.067 per share). Tim Keong Cheong, a Director of the Company, and his sister-in-law, are the owners of the land containing the buildings. The land was not purchased in the original asset acquisition, however, Tagalder has an option to purchase the land prior to June 6, 2003 for US $107,910, its appraised value as obtained on February 28, 2000.

     The principal market for the eggs and young livestock is in the Pacific Rim countries. In order to begin to participate in this market Tagalder has entered into an agreement with Shantou Fuhua Golden Ratite Farming Co. Ltd., located in Shangtou, China, whereby Shantou will purchase a total of 3,000 eggs during the period February 2001 to September 2003. Negotiations are underway with other potential purchasers but no agreements have been executed as at this time.

     Shantou has offered to sell 40% of the Shantou Farm to Tagalder, although purchase terms have not been discussed. Such a purchase would allow Tagalder to participate in the profits generated by the sale of all products such as the oils, leather, meat and other by-products such as infertile eggs which are blown out and decorated, similar to Faberge eggs. Initially, and for the foreseeable future, Tagalder will be solely a supplier of eggs to Shantou, as this requires no additional significant outlay of capital and Tagalder will not incur costs other than those of managing the Peru operation and purchasing eggs from within Canada during the Northern Hemisphere breeding season. The Company does not intend to pursue this potential acquisition until its current operations are operating profitably.

     The Shantou Farm was built in 1999 specifically to raise and breed ratite (a class of birds including the ostrich and emu), primarily Emu. The facility has the capability to incubate a total of 1,200 eggs at any one time using state of the art incubation equipment purchased from "For Today and Tomorrow Incubator" of Texas, USA. Approval from the government of Guangdong Province for the importation of Emu eggs by Shantou has already been received. Additional approval from the Beijing government for importation will be applied for upon receipt by Shantou of information from the supplying farms. This information has been requested.

     The purchase price per egg to Shantou will be US$130 FOB based on the producing farm location. The purchaser will be responsible for transportation and insurance costs.

     The Emu farm in Lima, Peru has been in operation since February 1997 and currently employs a working manager and 2 resident staff, all of whom have been employed at the farm since the date business commenced. Tagalder acquired certain assets and livestock under the terms of the July 6, 2000 agreement. The manager and staff are not employees of the Company, but are provided under the terms of a land lease and management agreement.

     The farm consists of 7,194 square meters of fenced property containing a two bedroom residential building for use by the property manager together with facilities for housing, breeding, incubating and raising emus. There are currently 45 breeding pairs of adult emu, which were acquired as part of the purchase agreement, and 130 juveniles bred during the current years breeding program.

     Emu are a less aggressive member of the ratite family than the ostrich; they tend to be friendly and curious. The average emu grows to a height of between 5 and 6 feet and weighs between 90 to 150 pounds at maturity. They reach maturity at approximately 18 months of age and live for an average of 40 years. Each breeding pair will usually lay from 25 to 50 eggs per breeding season although it is not unusual for a good breeding pair to lay over 100 eggs per season. The incubation period for the eggs, which weigh between 1 to 1.5 pounds each, is approximately 52 days. Mature emu will reproduce for up to 30 years and lay 1 egg every 3 days during the breeding season. The breeding season in this part of the world is typically from April to September of each year.

     Newly hatched chicks weigh about 1 pound and stand about 8 inches tall. They grow quickly and at the age of 10 to 14 months, the typical slaughter age, usually weigh about 100 pounds and will yield approximately 50 pounds of lean meat. Each bird also yields approximately 7 square feet of leather which has been used for several years in the manufacture of purses, handbags, shoes, and other fashion items. The average emu produces approximately 1 gallon of oil. The oil is contained in a pouch on the back of the bird that makes it easily obtainable after slaughter. Current market price for the oil sack in both the cosmetic and natural medicine industries is approximately US$250 to $400 per sack (unrefined).

     Emu are very versatile and adaptive. They can withstand extremes of both hot and cold temperatures. Using proper incubation and hatching equipment, feeding a good, relatively inexpensive diet, and providing suitable pens and pasture, emus can breed and thrive in almost all countries of the world.

     The primary diet of the emu raised in captivity is Alfalfa. They do not require growth hormones as they have a naturally rapid growth rate and no vaccination program is required.

     Care must be taken to ensure clean, hazard free facilities in which chicks and young birds are raised. However there is no known disease which, unlike the foot and mouth disease outbreak currently progressing throughout much of Europe and also parts of South America, will cause the destruction of a flock of birds.

     The facilities house two incubators with a capacity for a total of 400 eggs at any one time. There is also one hatcher and all other equipment necessary for the raising of healthy birds. Management maintains a high level of cleanliness throughout the facility and practices good hygiene regimes to ensure that the potential for sickness or disease within the flock is reduced to a minimum

     At the time of acquisition Tagalder entered into a management agreement with the current manager, Mr. Fai, for a minimum period of 3 years. The agreement requires Tagalder to pay the sum of US$32,000 per year. This payment covers all wages, operating costs and land lease costs.

     Mr. Fai has operated the farm since February 1997. Prior to that he and the other 2 employees each had at least 10 years experience in farming and animal husbandry raising cattle. The staff has successfully raised 2 generations of birds from eggs originally imported from the USA. It is anticipated that the breeding program underway on the farm will result in a minimum of 1,600 eggs available over an 18 month period.

     Mr. Fai is familiar with the requirements of the Chinese government regarding the importation of Emu eggs into that country. He will work with both Peruvian and Chinese authorities to ensure that the operation complies with all quarantine and other requirements.

     The breeding season in the Northern hemisphere is from November to May; therefore, by purchasing eggs from a Canadian breeder Tagalder can ensure a year round supply for the Chinese market. To ensure this year round supply Tagalder has entered into an agreement to purchase a total of 1,400 eggs from Hunter Farms in Brooklin, Ontario, Canada, during the 2001 and 2002 breeding seasons (from November 2001 to April 2003). Hunter Farms have been raising emus and other ratites since 1987 and have a proven record of producing high quality, fertile eggs for both the domestic and international market. They have exported eggs to New Zealand and to counties along the Pacific Rim, including China.

Web  Site  Operation

     Tagalder, through its wholly-owned subsidiary Tagalder Technology Corpo-ration, acquired a total of four web sites from Teen Pro 2000 Inc. and Mr. Ming Fung Lam on July 6, 2000. The consideration for the transaction was the issuance of 1,750,000 post-consolidation common shares of Tagalder at a deemed value of Cdn $0.10 per share (US $0.067 per share). The sites were subsequently evaluated by Lets Sell.com, the Domain Name Specialists, an independent evaluator paid a fee of US $1,800 by the Company, who determined the total value for the four sites to be US$330,000. The purchase price of the acquisition included two years maintenance for the web sites, although any significant development of the sites will require payment to be made at the current rate. The websites are www.index-china.com, www.index-china-travel.com, www.index-china-food.com, and www.china-rmb.com.

     Tagalder has on its Board of Directors five members with business experience related to China. Mr. Roger Lam, Mr. Chan, Mr. Kwok, and Mr. Cheung are entrepreneurs originally from China, but now resident in Canada. These men are fluent in English and the principal dialects of China. Apart from their involvement with Tagalder they have business interests in Canada and China. The fifth member, Mr. Chun, is a resident of Hong Kong where he is involved in major financial organizations that provide funding to businesses in Hong Kong and Mainland China.

     The business activities of these Board members in China and Canada result in many valuable contacts and opportunities in both countries. There are businesses in each country which wish to enter the markets of the other but do not have the connections, and Tagalder's directors are often approached by such companies. Tagalder will work with these groups either directly arranging markets for their products and thereby earning a commission, or by allowing them access to the web site and charging a fee to allow them to advertise their products for sale through the web site.

     The four web sites acquired by Tagalder are set up in both English and Chinese. They are oriented to travel and business opportunities in both countries. The web sites were acquired to provide Tagalder with a tool to facilitate business transactions between entrepreneurs in China and Canada. These web sites will generate income for Tagalder by way of commissions earned and fees charged for advertising space provided on the web sites. It is expected that, over time, they will attract new contacts that can be exploited for revenue.

     Tagalder has not derived any revenues from its web site operations. Tagalder currently has several companies offering products and services for sale through its web sites. For example, hotel accommodations can be made and foreign currency can be purchased on-line. It is expected that this business activity will be increased gradually and will generate revenues without the necessity of investing capital, holding inventory, or hiring personnel.

     As business interests other than Tagalder take the Company's Board members to China they will seek out other businesses wanting to do business with their Canadian counterparts. It is expected that this business activity will be built up gradually, and will generate income without Tagalder being required to invest capital, carry inventory or hire staff.

Plywood  Operation

     Management believes that China has recently made significant strides in developing a market economy and estimates that its GNP will have doubled that of the year 2000 by the year 2010. The demand for residential and commercial buildings is expected to increase considerably starting in the year 2001 and Tagalder intends to be there as a supplier of wood products for use in the construction industry.

     Tagalder has recently acquired a 40% interest (20% in March 2001 and an additional 20% in December 2001) in Tung Shing Development Ltd., Hong Kong. Tung Shing is the owner of a 51% interest in a plywood factory located in Gongqing Kengzhi Chang, Gongqing City, Jiangxi Province, China. The factory has not been operational since the financial crisis in Asia in 1997 caused most of the major construction projects in China to cease, but commenced production again during the second quarter of 2001.

     Currently on site at the Jiangxi, China factory is the machinery and equipment to operate two plywood production lines, one paper overlaid plywood production line and two polyester/PVC coated plywood production lines. Its current capacity of production is 14,000 plywood sheets, 8,000 paper overlaid plywood sheets and 6,000 PVC coated plywood sheets per day. Management is currently exploring the potential of producing a line of wood overlaid plywood suitable for hardwood flooring, using the existing equipment. Management believes that this new product is currently in great demand in China.

Mineral  Operation

     The following definitions are provided to assist the reader in our discussion of the mineral operation:

     TERM                    DEFINITION

     Sulfides chemical compounds located within rock formations, containing metals such as Copper, nickel etc.

     Basal                   bottom  or  lower  portion

     Intrusion               area  where  1  rock  type  intrudes  into  another
                             (i.e.igneous rock found  within  sedimentary  rock

     Magnetic  anomalies     areas  of rock containing higher than usual amounts
                             of  magnetic  material

     Feeder  dyke            a vertical intrusion of one rock type into  another
                             and containing potentially economic quantities of ore

     Ore                     rock  or  mineral  of  economic  value

     In 1996 Tagalder, through its wholly owned subsidiary, 1122403 Ontario Ltd., acquired a total of 277 staked mineral claims located on the East coast of Northern Labrador approximately 65km North-Northeast of the town of Nain. 44 additional claims were acquired in the same area in November 1998, for a total of 321 claims. The staked property covered a portion of the basal part of the Kiglapait layered intrusion in Labrador. In December 2001, an application was filed to reduce the number of claims to a core group of 55 covering the area deemed by the Company to have the highest potential to host sulfide, with the balance of the claims forfeited.

     Pursuant to an agreement dated July 21, 1998, Regal Goldfields Limited agreed to acquire up to a 75% interest in a mineral property located 65km
North-Northeast of the Town of Nain on the East coast of Labrador, Canada. Terms of the agreement provided that Regal would: (i) acquire a 25% interest for completion of a drill program estimated at a cost of US$168,270 by December 1999. This 25% interest was earned by December 1998; (ii) maintain the property during 1999; and (iii) acquire a further 50% interest in the property by expending an additional US$1,009,830 on the property on or before December 2000. This work has not been completed, however, both parties have agreed to maintain the agreement in good standing. The agreement provides that Regal will manage the exploration of the property in 1999 for a management fee of US$16,827 and a fee of $8,079 in 2000 if they continue as manager. No work was done in 2000 and no management fee was paid.

     The Regal drilling program was completed under the management of Watts Griffis & McOuat, Consulting Geologists and Engineers (WGM), of Toronto. A diamond drill hole to a depth of 509 meters was completed to test the basal part of the intrusion in the area of one of the magnetic anomalies.

     In WGM's report, dated November 24, 1998, a copy of which was filed with the Department of Mines and Energy, St. John's, Newfoundland, Canada and provided to both Tagalder and Regal Goldfields, it states that the drilling was successful in confirming that there were significant quantities of sulfides in the basal portion of the intrusion. A large area of magnetic anomalies, similar to the one drilled, occurs about 7 kilometers to the Southeast. These anomalies occur within the basal part of the intrusion, at its intersection with a Southeast trending magnetic anomaly, which is interpreted by WGM as possibly representing a feeder dyke to the intrusion. WGM has recommended that exploration be focused in this area, as the greater degree of mixing which could be expected in this environment is most favorable for the formation of more nickel-copper rich sulfides.

     All of the data from the project was reviewed and analyzed on WGM's behalf by Dr. Tony Naldrett, a Professor Emeritus at the University of Toronto and Senior Associate Geologist of WGM. Dr. Naldrett has authored or co-authored more than 200 published technical articles and textbooks on the subject of copper, nickel and associate group elements. He has served as mining consultant to more than 30 major mining companies in various countries including Canada, the United States, Russia and South Africa.

     Both WGM and Dr. Naldrett recommended further exploration work at the southern end of the Labrador properties. This could include side scan and vertical sonar, an underwater EM survey, dredging and further drilling.

     Tagalder and Regal have determined that a side scan and vertical sonar survey should be performed as the first stage of an underwater program and intend to carry out the work during the summer of 2002. The survey is conducted by towing a sonar behind a small boat along a predetermined grid formation. The sonar emits low frequency sound waves and the reflected waves are interpreted and results used to map the ocean floor and locate areas below the ocean floor potentially containing high levels of magnetic materials.

     The expected cost of the program will be approximately US $100,000 and each partner will contribute 50% of the required funds. In December of 2000 Tagalder and Regal applied for, and received, a 5 year extension allowing the companies to continue to explore the license, providing that certain minimum work requirements for each year are completed. Said minimum work requirements are set out in sections 42 and 53 of the Mineral Regulations 1983, part of the Mining Act. Holders of licenses are required to expend a minimum of US$200 per claim in the first year rising by increments of US$50 per year to a minimum of US$400 per claim in the 5th year. Holders of extended licenses are required to expend a minimum of US$600 per claim for the first extended term (years 6 to 10). Expenditures can be carried out in any of the activities set out in Section 57 of The Mineral Regulations 1983 which include: prospecting, trenching, line cutting, geological and/or geochemical surveys, drilling and core transpor-tation, shaft sinking and underground development work and engineering evalua-tion reports. As per advise received from the Mining Recorders office in Newfoundland the expenditure requirements for 2002 on the licenses held under the Tagalder/ Regal joint venture are for a minimum of Cdn $116,661 (approximately US $80,000).

Recent  Developments

     At the Annual General Meeting of Shareholders held October 31, 2001, the Company received the shareholder approval required to conclude its agreements with both Super Success Electronic Company Limited and Tagalder Global Innovations Ltd., each of Hong Kong. Management was actively seeking oppor-tunities for Tagalder to acquire assets that are revenue producing to provide a cash flow until its previously acquired assets become profitable.

     The Company acquired a 15% interest in Tagalder Global Innovations Ltd., for a purchase price of $971,478 Cdn., with payment being made by the issuance of 5,714,576 common shares of stock of Tagalder at a determined price of $0.17 Cdn, (US$0.10) per share. Tagalder has appointed one new member to the board of directors of the acquired company. The Company has no additional monetary obligation and has the same rights and privileges as all other shareholders.

     The Company acquired a 15% interest in Super Success Electronic Company Limited for a purchase price of $382,500 Cdn., with payment being made by the issuance of 2,250,000 common shares of stock of Tagalder at a determined price of $0.17 Cdn., (US$0.10) per share. Tagalder has appointed one member to the board of directors of Super Success. The Company has no additional monetary obligations and has the same rights and privileges as all other shareholders.

ITEM  5.          OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

OPERATING  RESULTS

     Since its first day of operation the Company focused primarily on financing and developing its joint venture cattle embryo transfer operation in China. A pilot transfer project was undertaken and a number of calves were born to Chinese host cows, with the animals successfully raised in China.

     Management tried unsuccessfully to raise the required funding to develop the project from a pilot project to an ongoing profitable operation. Numerous avenues were explored to try to raise the funds; however agencies with the funds for the project were either not willing to invest in operations involving China or required guarantees which the Company was unable to provide. In February of 2000 the joint venture partner advised Tagalder that it had terminated the agreement due to Tagalder's inability to raise the required financing.

     Tagalder has maintained its mineral licenses in Labrador and has entered into an agreement with Regal Goldfields of Toronto to further explore the property with Regal earning its interest by financing exploration on the property. A drilling program was completed on the property in 1998 and 1999 and the required reports were filed with the regulatory bodies. A five year extension on the licenses was applied for and obtained in December 2000 and sufficient work credits are filed to maintain the licenses in good standing until December 2002. Tagalder and Regal are currently working together to determine the type of appropriate program to be undertaken during the current year to best evaluate the merits of the property. The total value of any work undertaken is not expected to exceed Cdn $150,000 with each party paying 50% of the cost.

     Future plans for Tagalder focus primarily on developing agricultural and technical projects in China and North America while continuing to explore its mineral properties. Tagalder has chosen its areas of operation because management believes that consumer spending in China will accelerate in the next few years as consumer awareness of new products and advancement of new technology combines with a rapid improvement in the general living standards.

     Management of the Company reviewed studies and reports conducted by the Bank of Canada, World Bank, information available on the Internet at www.geographic.org and CommunicationsNow.com, Inc., and studies produced by Proforma Consulting Limited especially for Tagalder. All of these further reinforced Tagalder's decision to seize the opportunity to become involved in project development in China.

     Business between Canada and China is conducted in the U. S. dollar. The exchange rate from rmb to U.S. dollars has remained stable over the past several years fluctuating between 8.27 and 8.30 to US$1.00 during that time. The exchange rate as of December 31, 2001 was 8.2767 for US$1.00, and as of July 29, 2002 it was 8.2767 for US$1.00.

     There  has been substantial fluctuation between the Canadian dollar and the
U. S. dollar during the same time period, ranging from 1.3385 to 1.6052 per U.S. $1.00 during the time period from July 1995 to December 31, 2001.

     Tagalder does not currently engage in any hedging transaction to offset the impact of foreign currency fluctuations.

     The Company currently has no debt other than normal operating expenses. All creditors have been satisfied, there are no obligations whereby remuneration is paid to directors and officers and there are no mortgages, lease payments, other periodic payments or long term debt except those contained in the requirement to pay a total of US$32,000 per annum to cover all lease and operating expenses of the Emu operation in Peru. Fixed costs for the maintenance of the websites total US$4,150 per annum and any required development costs are estimated to be incurred at the current rate of US$50/hr. Total development costs for the websites are not expected to exceed US$20,000.

     With respect to operations located within China there are currently no restrictions on the repatriation of profits realized from those operations and attributable to the level of interest held by Tagalder.

     Neither Canada or China is currently undergoing a period of high inflation nor do analysts expect such a development to occur during the foreseeable future.

     The Central Government of China and the Federal government of Canada are both actively promoting trade and commerce between the two countries. Government agencies such as the Business Development Bank of Canada and CIDA, Canadian International Development Agency, are both providing financial assistance as well as assistance in dealing with the filing of any documentation required in the establishing of trading partnerships. Groups within Canada have raised the issue of violation of human rights in China, however, this has not decreased the number of companies presently setting up trade agreements. Tagalder has not applied for, or received, financial assistance from either the Canadian or Chinese governments.

     The Company had no revenues for any of the fiscal years ended 1998, 1999, 2000, or 2001. The Company has focused exclusively on the development of its various business segments. Operating losses for the fiscal years ended 1998, 1999, 2000, and 2001 were US$328,728, US$139,039, US$54,457, and US$2,887,061, respectively. Losses for 1998 were primarily due to expenses of US$135,014 for consulting services, US$93,327 for professional fees, US$41,991 for admini-stration services, and US$21,284 for travel. Losses for 1999 included US $72,059 for consulting services, US $17,963 for professional fees, and US $12,132 for administration services. Losses in the year 2000 included US $19,216 for professional fees, US $9,735 for travel, US $7,137 for administration services, and US $5,166 for transfer agent fees. The decreases from 1998 to 2000 were due primarily to the change of management focus away from unprofitable lines of business into new industries, and the Company stayed relatively dormant during certain of those periods. As part of the restructuring, the Company had forgiveness of debt income of US $258,609 in 1999, which resulted in a net income for the year of US $47,279, but which was not reflective of the operations of the Company.

     Administration fees of US $41,991 in 1998 are attributable to the fact that during the fiscal year ended December 1998 Tagalder operated a second office primarily used by the then president of the company and retained the services of a secretary/office manager to assist him on a full time basis. The second office closed and all office services are being provided at the head office of the company. This has resulted in a significant reduction in fees paid for these services during the years ended 1999 and 2000.

     Consulting fees of US $134,014 in the year 1998 resulted primarily from a detailed business plan being produced at the request of management together with ongoing services provided by a director of the company pertaining to the ongoing operations of the mineral properties and the need to locate financing for both the Chinese joint venture and the mineral exploration program. Consulting Fees of US $72,059 in 1999 were primarily paid for an extensive marketing plan produced in conjunction with the business plan provided in 1998. No significant studies were undertaken by outside sources during 2000. Consulting fees of $31,359 in 2001 were for advice on the expansion of the web sites, the acquisition of various investment projects in China and discussions regarding potential new opportunities to set up a market for the sale of emu eggs and young in Central and South America.

     Management fees incurred during 2001 were for the maintenance of the emu farming operation in Peru.

     The reduction of office and general expenditures was a direct result of the consolidation of services from two offices to one. Office and general expenditures remained relatively stable through 1999, 2000 and 2001.

     Professional fees are comprised primarily of legal and auditing fees. Auditing fees increased in 2001 primarily as a result of requiring audits performed on various investments located in Peru and China. During 1998 a significant amount of legal work was performed in the negotiation and preparation of several agreements pertaining to the mineral properties, general corporate legal advise provided under a retainer agreement, assistance in negotiating potential financing, and ongoing negotiations pertaining to the joint venture in China.

     Public relations expenses of US $10,976 in 1998 are comprised primarily of expenses incurred in producing material for the Annual General Meeting (AGM), the cost of holding the meeting and a number of promotional meetings with various brokers and interested shareholders. Expenses have been greatly reduced during the past two years by preparing material "in house" and holding the meeting at the offices of one of the directors at no cost to the company. Meetings with brokers have been primarily by conference call or in small groups at coffee meetings.

     Travel and accommodation during 1998 included expenses in travel to renegotiate terms of the joint venture agreement and by technical staff to assist the Chinese farm management staff in learning the correct method of embryo transfer into recipient host cattle. During 1999 and 2000 travel was primarily to meet with potential purchasers of emu eggs, negotiate agreements with international traders, and to assess new business potential.

     For the quarter ended March 31, 2002 the Company again had no revenues and had no revenues for the comparable periods in the years 2001 and 2000. Operating losses were US$22,482 and US$18,480 for each of the quarters ended 2002 and 2001 respectively. As above, management focused on restructuring the business of the Company and, during this time, the Company remained relatively dormant.

LIQUIDITY  AND  CAPITAL  RESOURCES

     The Company has sufficient cash on hand to continue to meet its internal obligations for the balance of the current fiscal year, and management expects that cash flows from operations will be sufficient to meet its future minimum capital requirements. The company has no outstanding loans, mortgages or other debt instruments. It is not the intention of management to enter into any such obligations during the current fiscal year.

     The company has no commitments for capital expenditures and does not intend to enter into any such commitment until its financial position has improved to a level that can sustain such expenditures.

     The Company is a defendant in an action brought by Mr. George Mitrovich, a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of US $52,000 and for office services in the approximate amount of US $42,000 provided by that company. The action was filed on June 27, 2000 with the Ontario Superior Court of Justice. The directors are of the opinion that the claim is without merit and the Company has filed a Statement of Defense and Counterclaim for US $34,600 for amounts due from a company controlled by the former president. An offer to negotiate a settlement in this matter was received from lawyers representing the plaintiffs on June 15, 2001, and negotiations for a settlement are ongoing.

     As of December 31, 2001 and 2000, the Company's cash was US $3,087 and US $16,566, respectively. Total current assets as of those same dates was US $5,805 and US $21,893. Total assets for the year ended December 31, 2001 were US $5,811, as compared to US $495,303 for the year ended 2000. As discussed above, the Company underwent a restructuring in 1999, changing management and divesting itself of unprofitable business lines and entering new industries. The assets declined, then increased, as management completed its undertakings. As of December 31, 2000, the emu farm accounted for US $356,663, or 72% of the total assets, while the Internet web sites accounted for US $116,746, or 23% of the total assets. The balance of the Company's total assets consists of US $21,893 (4%) in current assets. As of December 31, 2001, the total assets of the Company were $5,811.

     Total liabilities have decreased from US $558,150 as of December 31, 1998 to US $102,082 as of December 31, 1999, and increased from US $11,977 as of December 31, 2000 to US$79,368 as of December 31, 2001. As above, the decrease from 1998 to 1999 was primarily due to the Company's restructuring, and the forgiveness of debt of over US $254,000 in 1999. The increase from 2000 to 2001 was primarily due to a payment of management fees required under the terms of the agreement to acquire the emu operation, and advances from potential investors.

     As of March 31, 2002 the Company's cash consisted of US$1,206. The total assets have been written down to a nominal value of US$6.

RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC.

The Company is not involved in research and development of products, nor does it hold, or has it applied for patents and/or licenses.

TREND  INFORMATION

Emu  Operation

     The Company has an order to supply a total of 3,000 Emu eggs over an eighteen month period from November 2001 to April 2003 to Shantou Fuhua Golden Ratite Farm in China. The price for the eggs has been set at US$130 per egg. The purchaser is required to pay all transportation and insurance charges. A total of 1,800 of the eggs will be supplied from the Company's Emu operation in Peru. The only cost involved in supplying these 1,800 will be the US$32,000 per year maintenance charges. The balance of the eggs, 1,200, will be purchased from a Canadian Emu farming operation, Hunter Farms, Brooklin, Ontario at a cost of US$65.00 per egg. Management is currently seeking additional buyers for either eggs or livestock produced by the Peru operation.

Website  Operation

     It is expected that, over time, the four websites operated by Tagalder will attract new contacts that can be exploited for revenue.

     Tagalder currently has a number of companies offering products and services for sale through its web sites. Hotel accommodations can be booked and foreign currency can be purchased on line. Tagalder will receive a percentage of the value of all transactions completed through its web sites. It is expected that this business activity will be built up gradually and will generate income without Tagalder being required to invest capital, carry inventory or hire staff. The cost of maintaining the site is minimal and revenues at this time are not determinable therefore no projections are included in this submission.

ITEM  6.          DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

     The following table sets forth the names and ages of the current directors and executive officers of the Company and the principal offices and positions with the Company held by each person. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers, and no persons have been elected as a director or officer of the company at the request of any shareholders, customers, suppliers, or others.

NAME. . . . . . . . .  AGE  TITLE
---------------------  ---  ------------------------------------

L. Murray Eades . . .   70  Chairman of the Board

Ming-Ngok (Roger) Lam   60  President and Director

Peter Ka Tsun Chun. .   28  Chief Executive Officer and Director

Edward Hok-Sin Chan .   55  Secretary, Treasurer, and Director

                                       20

Charles Y.S. Kwok . .   55  Vice President and Director

Tim Kong Cheong . . .   54  Director

Robert Jamieson Rice.   68  Director

Maureen Espin . . . .   55  Director


     L. MURRAY EADES has served as the Company's Chairman of the Board since May 2000, and he previously served as a Director of the Company from 1996 to 1999. Mr. Eades currently maintains a private law practice in Ontario where he has practiced business law for more than 40 years.

     Mr.  Eades  devotes  approximately  15  to  20% of his time to the Company.

     MING-NGOK (ROGER) LAM has served as the Company's President and a Director since April 1998. Mr. Lam presently works exclusively to develop and expand operations for Tagalder both in Canada and in Asia. Using his expertise in information technology, it is anticipated that Mr. Lam will be instrumental in developing the Internet based Asia business operations.

     During the period from 1995 until September 2000 Mr. Lam was an independent consultant providing technical consulting services to a number of clients including Imperial Oil Canada, Ontario Power Genco, Fastron Computer Inc. and others.

     Mr.  Lam  devotes  all  of  his  time  to  the  Company.

     PETER KA TSUN CHUN has served as the Company's CEO and a Director since August 2000. Mr. Chun provides Tagalder with management services in Asia and assistance in obtaining financing and locating future potential joint venture partners for the Company.

     Since 1998 Mr. Chun has been providing consulting services in strategic planning and financing for clients, including the Honk Kong government, located in Honk Kong and China. He is on the board of directors of the following companies: Sun Wealth International Limited (aluminum manufacturing); New Dimension Production Limited (entertainment); Diamond Rich Investment Limited (financial services); King Bridge Finance Limited (financial services); and Iconzept Limited (business software)(financial controller from 1997 to 1998). Mr. Chun is also the President of Morganadams Inc. (financial consultants.)

     Mr.  Chun  devotes  all  of  his  time  to  the  Company.

     EDWARD HOK-SIN CHAN has served as the Company's Secretary, Treasurer, and as a Director since April 1998. Mr. Chan is a Canadian General Accountant and provides management of the daily operations of the company. Mr. Chan previously owned and operated a supermarket and printing business and is presently involved in the real estate business.

     Mr.  Chan  devotes  approximately  20%  of  his  time  to  the  Company.

     CHARLES Y.S. KWOK has served as a Vice President and Director of the Company since June 2000. Mr. Kwok assists the company in locating potential merger/acquisitions and other business opportunities both in Canada and Asia.

     From 1995 to 1999 Mr. Kwok was a Smart Card China Project Consultant for BIT Integration Technology Inc. During the past 6 years Mr. Kwok has been involved in the import/export business through his company, Sino-Can International Corporation.

     Mr.  Kwok  devotes  approximately  10%  of  his  time  to  the  Company.

     TIM KONG CHEONG has served as a Director of the Company since June 2000. Mr. Cheong spends several months each year in Peru where he is responsible for the development of the Emu farm operation located in Lima, Peru. In addition Mr. Cheong owns and operates a number of restaurants both in Toronto, Canada and Lima, Peru.

     Mr.  Cheong  devotes  approximately  5%  of  his  time  to  the  Company.

     ROBERT JAMIESON RICE has served as a Director of the Company since July 1996. Mr. Rice is a metallurgical engineer and advises the board on exploring and developing its mineral properties located in Labrador, Canada

     For the past 15 years Mr. Rice has specialized in treating mine produced tailings ponds to meet environmental discharge standards on behalf of Eaglebrook Inc. of Canada.

     Mr. Rice devotes a minimal amount of his time to the Company, attends meetings, and is readily available upon request.

     MAUREEN ESPIN has served as a Director of the Company since April 2001. Mrs. Espin is a Canadian General Accountant and is responsible for ensuring compliance with the requirements of the various regulatory bodies having jurisdiction.

     For the past 20 years Mrs. Espin has provided accounting and corporate services to both public and private companies.

     Mrs.  Espin  devotes  approximately  90  to 95% of her time to the Company.

     There are no familial relationships between any of the members of the Board of Directors. No persons have been elected as a director or officer of the company at the request of any shareholders, customers, suppliers, or others.

EXECUTIVE  COMPENSATION

     No directors fees or other financial compensation has been paid to the directors and officers of the Company since its formation in 1996, nor is there any plan outstanding pursuant to which the directors or executive officers will receive such compensation in the current or subsequent years.

     The directors and officers are reimbursed for their out-of-pocket expenses reasonably incurred in connection with their duties to Tagalder.

     All directors and officers participate in an Incentive Share Purchase Option Plan. The plan was established in 1996 and provides for the grant of share purchase options to directors, officers, employees and to other persons or companies providing outside management or consulting services to the company or its subsidiaries. All options currently granted are for the purchase of common shares of stock of the company; all have the same expiry date and exercise price.

     Options  are  granted  to  the  individuals  and  in amounts set out below:

     Tim  Cheong           225,000
     Peter  Chun           325,000
     Robert  Rice          225,000
     Charles  Kwok         225,000
     Edward  Chan          325,000
     L.  Murray  Eades     325,000
     Roger  Lam            325,000
     Maureen  Espin        225,000

     Options were also granted to William Bateman - 100,000. Mr. Bateman is legal counsel for Tagalder.

     All options expire after the close of business on August 31, 2002. If this date falls on a non-business day the expiry date shall be deemed to be the first business day following August 31, 2002. The option price for each optioned share is US$0.10, if exercised prior to September 1, 2001 and US$0.17 if exercised between September 1, 2001 and August 31, 2002. Options can be exercised in whole or in part, at any time, or from time to time prior to the expiration date. Optionees who resign their position with the company shall have a period of 90 days from the date of resignation, or prior to the expiry date, if that date occurs earlier, to exercise their options. At that time the options will expire. As of the date hereof, Mr. Lam has exercised 120,000 of his options, and Messrs. Kwok and Chan have each exercised 80,000 of their options. The balance of the options remain unexercised.

     The Company does not provide pension, retirement or other benefits for its directors, officers or employees.

BOARD  PRACTICES

     Tagalder does not have a remuneration committee. It does have an audit committee. The current members of the audit committee are Robert Rice, Charles Kwok, and Edward Chan. The audit committee is required to review the financial statements of the Company and report thereon to the board of directors of the Company prior to their approval under section 158 of the Ontario Business Corporations Act.

EMPLOYEES

     The Company has never had any employees. All services required to be performed are provided on a contractual basis.

ITEM  7.          MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

                  MAJOR  SHAREHOLDERS

     The following table sets forth, as of June 30, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


                Name and Address of                     Amount and Nature of   Percent
                                                                               ------------
Title of Class  Beneficial Owner                        Beneficial Ownership   of Class (1)
--------------  --------------------------------------  ---------------------  ------------


Common          RDS Hi-Performance Limited (2)(11)
 Stock . . . .  Hong Kong                                          5,734,489          15.1%

Common          Chan Fai Ieong Ip (3)
Stock. . . . .  Lima, Peru                                         5,336,910          14.1%

Common          Paul Ng (2)
Stock. . . . .  Hong Kong                                          3,928,968          10.4%

Common          Tung Shing (USA-CAN) Limited (2)(12)
Stock. . . . .  Hong Kong                                          2,985,266           7.9%

Common          Masterpiece Technology Ltd. (4)(13)
Stock. . . . .  Hong Kong                                          2,857,288           7.5%

                L. Murray Eades
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common          Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                      698,446 (5)       1.8%

                Ming-Ngok (Roger) Lam
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common          Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                      396,700 (6)       1.0%

                Peter Ka Tsun Chun
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common          Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                      325,000 (5)         *%

                Edward Hok-Sin Chan
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common          Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                      335,000 (7)         *%

                Charles Y.S. Kwok
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common          Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                      225,000 (8)         *%

                                       24

                Tim Kong Cheong
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common          Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                      225,000 (9)         *%

                Robert Jamieson Rice
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common          Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                      235,000 (9)         *%

                Maureen Espin
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common          Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                      310,000 (9)         *%

                All Officers and Directors as a Group
                (8 Persons)                                        2,750,146 (10)      6.9%


(1)     Based  on  37,869,018  shares  outstanding  as  of  June  30,  2002.

(2)     Shares  for the above three parties were issued for the acquisition of a
40%  interest  in  Tung  Shing     Development  Limited.

(3) Shares acquired under the terms of the agreement whereby Tagalder acquired the Emu operation in Peru.

(4)     Shares  acquired  under  the  terms  of  the  agreement whereby Tagalder
acquired  the  15%  interest  in  Tagalder     Global  Innovations  Limited.

(5) Includes options for 325,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(6) Includes options for 205,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(7) Includes options for 245,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(8) Includes options for 145,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(9) Includes options for 225,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(10) Includes options to acquire a total of 2,200,000 shares of common stock as set forth in footnotes (6) through (9).

(11) The beneficial owner of the shares held by RDS Hi-Performance Limited is Celia Kwok Yuet Fan, ID number C391156(8), Room 501, Parkes Commercial Ctr., 2-8 Parkes St. Kln. This shareholder has no family or other relationship to Charles Y.S. Kwok, a director of the Company.

(12) The beneficial owner of the shares held by Tung Shing (USA-CAN) Ltd. are Ms. Tam Sau Bing (9,999 shares), and Paul Wo Tung NG (1 share), both at1706 Bonham trade Center, 50 Bonham Strand, Hong Kong (1 share).

(13) The beneficial owner of the shares held by Masterpiece Technology Ltd. is Kevin Lam Siu Yik, 18/F Workstation, 43 Lyndhurst Terrace Central, Hong Kong.


     A significant number of shareholders, resident in Canada, chose to have their shares registered in nominee name. Beneficial ownership of these shares is unknown to the Company. National Policy No. 41 of the Canadian Securities Administration (CSA) requires that all communication with such shareholders must be done through an intermediary and that the investor has no requirement to make information regarding his stock position known to the Company.

     No shareholder has different voting rights than those to which all shareholders are entitled.

     Canadian residents hold 20% of the issued and outstanding shares. As a result of the above mentioned restrictions on obtaining information regarding beneficial owners it is impossible to determine exactly how many shareholders are represented by these shares. The number of registered shareholders is 475. An approximate number of total shareholders would be indicated by the number of sets of material required to be mailed by intermediaries at the most recent meeting of shareholders (916) plus the registered shareholders. This would total 1,383.

     There are no arrangements known to the Company that would result in a change of control.

RELATED  PARTY  TRANSACTIONS

     In September 2000, a total of 5,336,910 shares of Tagalder common stock with a book value of US$356,663 were issued to Chan Fai Ieong Ip, to acquire all the assets of an emu farming operation located in Lima, Peru. As a result of the issuance, Mr. Ip became the owner of 14.1% of the issued and outstanding stock of the Company.

     In December 2001, a total of 5,714,576 shares of Tagalder common stock with a book value of US$618,249 were issued to Vincent Kun Jew (1,428,644 shares), Ida Yuen Mei Wong (1,428,644 shares), and Masterpiece Technology Limited (2,857,288 shares), to acquire a 15% interest in Tagalder Global Innovations, Hong Kong. In the aggregate, the shares issued as part of the acquisition represent 15.1% of the issued and outstanding stock of the Company.

     In March and December 2001, a total of 13,096,560 shares of Tagalder common stock with a book value of US$1,430,423 were issued to Paul Ng (3,928,968 shares), Tung Shing (USA-CAN) Limited (2,985,266 shares), RDS Hi-Performance Limited (4,609,489 shares), and Kwai Woon Cheung (1,572,836 shares), to acquire a 40% interest in Tung Shing Development Limited. In the aggregate, the shares issued as part of the acquisition represent 34.6% of the issued and outstanding stock of the Company.

ITEM  8.          FINANCIAL  INFORMATION

CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

     The  following  financial  statements  are  provided  herein:

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                              TAGALDER (2000) INC.


     Report  of  Schwartz  Levitsky  Feldman  llp                            F-1

     Revised Consolidated  Balance  Sheets  as  of  December  31,
          2001  and  2000                                                    F-2

     Revised Consolidated  Statements  of  Operations  for  the
          years  ended  December  31,  1999,  2000,  and  2001               F-4

     Revised Consolidated  Statements  of  Cash  Flows  for  the  years
          ended  December  31,  1999,  2000,  and  2001                      F-5

     Revised Consolidated Statements of Changes in Stockholders' Equity
          for  the  years  ended  December  31,  1999,  2000,  and  2001     F-6

     Notes  to  Consolidated  Financial  Statements                F-7  to  F-23

     Revised Interim Consolidated  Balance  Sheets  as  of
          March  31,  2002  and  December  31,  2001                        F-24

     Revised Interim Consolidated  Statements  of  Operations
          for  the  three  month  periods  ended  March  31,
          2002  and  2001                                                   F-25

     Revised Interim Consolidated  Statements  of  Cash  Flows
          for  the  three  month  periods  ended  March  31,
          2002  and  2001                                                   F-26

     Revised Interim Consolidated  Statement  of  Changes
          in  Stockholders'  Equity  for  the  three  month  period
          ended  March  31,  2002                                           F-27

     Notes  to  Revised Interim  Consolidated  Financial  Statements        F-28

ITEM  9.          THE  OFFER  AND  LISTING

     The Common Stock of the Company is not traded on any recognized exchange. The Common Stock is listed under the symbol TDIG on the Computerized Unlisted Board, which is categorized by the Ontario Securities Commission as a reporting medium and not a trading platform. Our common stock is only traded on a limited or sporadic basis and should not be deemed to constitute an established public trading market. There is no assurance that there will be liquidity in the common stock. Upon the receipt of confirmation by the Company from the United States Securities and Exchange Commission that they have no further comment on this registration statement, the Company intends to apply to have its common stock traded on the Over The Counter Bulletin Board maintained by NASDAQ.

HOLDERS

     As of June 30, 2002, there were approximately 475 holders of record of the common stock, of which 145, holding an aggregate of 828,404 shares constituting 2.2% of our outstanding common stock, were resident of the United States. The Company is authorized to issue an unlimited number of shares of Common Stock, no par value. Holders of the shares have no preemptive rights. The transfer agent for the common stock is Equity Transfer Services, Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada M5H3V1, telephone number (416) 361-0930.

DIVIDEND  POLICY

     We have never declared or paid cash dividends on the common stock and anticipate that for the foreseeable future all earnings will be retained as working capital and business expansion. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

ENFORCEMENT  OF  CIVIL  LIABILITIES

     The Company is a Canadian company. All of its directors and executive officers reside outside the United States, and all or a substantial portion of the assets of these persons and of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce against such persons or the Company in foreign courts judgments obtained in United States courts predicated upon the civil liability provisions of the Federal securities laws of the United States. Management of the Company believes that there is doubt as to the enforceability in Canada or elsewhere, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon federal or state securities laws of the United States, especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in the foreign jurisdiction.

ITEM  10.         ADDITIONAL  INFORMATION

SHARE  CAPITAL

     The Company has only one class of shares, common shares. The capitalization of the Company is an unlimited number of common shares, no par value. As of June 30, 2002, the Company had 37,869,018 shares issued and outstanding.



SHARE RECONCILIATION TABLE (IN US DOLLARS):

Opening balance, January 1, 2000. . . . . . . . . . . . . . . . .    73,359,456     $  844,305
Issued during the year:
  For private placement . . . . . . . . . . . . . . . . . . . . .    15,000,000        100,983
  For cash. . . . . . . . . . . . . . . . . . . . . . . . . . . .       300,000          2,020
Acquisition of web sites. . . . . . . . . . . . . . . . . . . . .    17,500,000        116,746
  Acquisition of Emu farm operation . . . . . . . . . . . . . . .    53,369,100        356,663
  Settlement of debt. . . . . . . . . . . . . . . . . . . . . . .     3,750,000         50,491
-----------------------------------------------------------------  -------------    ----------
                                                                    163,278,556     $1,471,208
Consolidation on a 10:1 basis . . . . . . . . . . . . . . . . . .  (146,950,700)             0
-----------------------------------------------------------------  -------------    ----------
                                                                     16,327,856
Additional shares issued on rounding. . . . . . . . . . . . . . .            27              0
-----------------------------------------------------------------  -------------    ----------
Outstanding at December 31, 2000. . . . . . . . . . . . . . . . .    16,327,883     $1,471,208

Issued during 2001
Acquisition of 20% interest in Tung Shing . . . . . . . . . . . .     6,548,280        718,106
Exercise of Options . . . . . . . . . . . . . . . . . . . . . . .       280,000         41,316
Private Placement . . . . . . . . . . . . . . . . . . . . . . . .       200,000         31,854
Acquisition of additional 20% interest in Tung Shing. . . . . . .     6,548,270        712,319
Acquisition of interest in Super Success Electronic Co. . . . . .     2,250,000        243,423
Acquisition of interest in NDP (HK) TGI Limited . . . . . . . . .     5,714,576        618,249
-----------------------------------------------------------------  -------------    ----------

Outstanding as at December 31, 2001 . . . . . . . . . . . . . . .    37,589,018     $3,836,484

No shares have been issued since December 31, 2001.

     During the period from July 11, 1996 to June 30, 2002 a total of US $3,062,725 representing 80% of the capital has been paid for with assets other than cash. There are no shares not representing capital. There are no shares of the Company held by or on behalf of the company itself, or by subsidiaries of the company

     As previously stated options have been granted to directors, senior officers and persons or companies providing services to the company allowing them to collectively purchase a total of 2,200,000 common shares. The expiration date of the option agreements is August 31, 2002. Options exercised prior to September 1, 2001 are at US $0.10 per share. Options exercised after that date but prior to August 31, 2002 are at US $0.17 per share.

     Shares issued during the year 2000, with the exception of the settlement of debt, were issued at a value of US $0.0067 per share. As per a negotiated agreement, settlement of debt was at US $0.0134 per share. Shares issued during the year 2001 were issued at a deemed value of US $0.11 per share. All shares issued are common shares with voting rights of one vote per share at all meetings of shareholders of common shares.

     During the year 2000 the Company underwent a reorganization. As part of that reorganization, at the Annual Meeting of Shareholder on August 30, 2000 the shareholders passed a special resolution to consolidate the issued and outstanding shares of the company on the basis of one new share for ten old shares.

     All issuance of shares of the Company have been initially approved by resolution of the Board of Directors, followed by shareholder approval and the filing of the appropriate forms with all regulatory bodies having jurisdiction.

MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

     (i) The Company was formed on July 11, 1996 by the amalgamation of Tagalder Corporation, a private Ontario Corporation, and L'Air D'Or Corporation a publicly trading Ontario Corporation. Articles of Amalgamation were filed with the Ministry of Consumer and Commercial relations and the newly formed Company, Tagalder Incorporated was registered as Ontario Corporation Number 1190027.

     Item 7 of the Articles state that there is no restriction on the business which the Amalgamated Corporation is authorized to carry on.

     (ii) (a) A director may be present for purposes of determining the presence of a quorum during voting on a proposal in which he is materially interested, He must disclose his involvement in the proposal and refrain from voting on such issues.

     (b) Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefore.

     (c) The borrowing of funds by the directors is restricted to the purchase or erection of living accommodation for their own purpose or in accordance with a plan for the purchase of shares of the Company. Financial assistance, whether by loan or secured guarantee is limited to the aggregate of the Company's liabilities and stated capital.

     (d) There are no requirements set out pertaining to a mandatory retirement age for directors and/or officers.

     (e)  Directors  of  the  Company  are  not  required  to  be  shareholders

     (iii) The Company has only one class of shares, common shares. Each share carries the right to one vote at all meetings of the shareholders of that class of shares.

     (a) Subject to the provisions of the Ontario Business Corporations Act and the articles, the board may from time to time declare dividends in cash, securities of the Company or in specie (in goods produced or other assets of the Company) to the shareholders according to their respective rights and interests in the Company. Any dividend unclaimed after a period of six years from the date of declaration shall be forfeited and revert to the Company.

     (b) each share carries the right to one vote at all meetings of the holders of common shares; directors are required to stand for re-election at each Annual General Meeting of Shareholders.

     (c) Shareholders have no rights to share in the profits of the Company other than by distribution of dividends paid in accordance with the Provisions of the Ontario Business Corporations Act and the articles.

     (d) In the event the Company was liquidated all holders of common shares would be entitled to share in any surplus equal to the level of interest held.

     (e)  There  are  no  redemption  provisions

     (f)  There  are  no  sinking  fund  provisions

     (g) There is no shareholder liability to further capital calls by the Company

     (h)  No  such  discriminating  provisions  exist

     (iv) Any changes required to be made to the rights of holders of the stock of the Company would have to be made by filing Articles of Amendment. Special resolutions approving changes to the Articles would require the consent of 66% of the shares voted at any meeting of the shareholders called to approve such action.

     (v) National Policy 41 pertaining to the rights of non-registered shareholders to have the same access to corporate information as registered shareholders supersedes the by-laws of the Company governing the holding of Annual or Special Meetings of Shareholders. Notice of the meeting must be filed with the securities administrators having jurisdiction, stock exchanges and clearing agencies at least 25 days before the record date of the meeting. Proxy related material must be delivered directly or, in the case of non-registered shareholders, through an intermediary to the shareholder a minimum of 25 days before the meeting.

     All registered shareholders may attend the meeting in person or by proxy and cast their vote on each item of business properly brought before the meeting.

     Non-registered shareholders may attend the meeting, However, they may only vote on each item of business by submitting their proxy, in advance of the meeting, to the intermediary who will provide an omnibus proxy for each vote received.

     (vi)     There  are  no  limitations  on  the  rights  to  own  securities

     (vii) There are no provisions that would have the effect of delaying, deferring or preventing a change in the control of the Company.

     (viii) Section 138 of the Ontario Business Corporations Act requires that all shareholders beneficially holding more than 10% of the issued shares of the Company file an Insider Report setting out the number of shares held

     (ix)     Not  applicable

     (x) There are no conditions imposed by the Articles of Amalgamation governing changes in the capital of the Company.

MATERIAL  CONTRACTS

     Each of the Company's material contracts has been described herein, and attached hereto.

EXCHANGE  CONTROLS

     There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use by the Company's group

     Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of the Company there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

     The discussions summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of
Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U.S. Share-holders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Tagalder (2000) Inc. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

     This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code. The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Revenue Canada and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

U.S.  FEDERAL  INCOME  TAX  CONSIDERATIONS

     Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

     For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

     The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

     Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

CANADIAN  TAX  CONSIDERATIONS

     Dividends paid or credited, or that the Company deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of Tagalder.

     An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the tax Act.

     Canada  does  not  currently  impose any estate taxes or succession duties.

DIVIDENDS  AND  PAYING  AGENTS

     Not  applicable.

STATEMENTS  BY  EXPERTS

     Not  applicable.

DOCUMENTS  ON  DISPLAY

     All documents required to be filed by the Company are filed with the Ontario Securities Commission or, where applicable, the Ministry of Consumer and Corporate Relations. All documents filed with the Ontario Securities Commission are available to the public either by written request to the commission or by viewing on the Sedar web site at www.sedar.com.
                                        -------------

ITEM  11.         QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES ABOUT MARKET  RISK

     Tagalder  meets the qualifications of a small business issuer as defined in
Section 230.405 and 240.12b-2 and is therefore not required to provide the information required by Item 11.

ITEM  12.         DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

     Not  applicable.

                                     PART II

ITEM  13.         DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

     Not  applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not  applicable.

ITEM  15.

     Not  applicable.

ITEM  16.

     Not  applicable.

                                    PART III

ITEM  17.         FINANCIAL  STATEMENTS

     The required financial statements are provided herein starting on page F-1.

ITEM  18.         FINANCIAL  STATEMENTS

     The required financial statements are provided herein starting on page F-1.

ITEM  19.         EXHIBITS

ITEM  NO.     DESCRIPTION
---------     -----------

1.1* Articles of Incorporation of Sock Fiberglass (Canada) Limited, filed August 16, 1961

1.2* Articles of Amendment to Articles of Incorporation of Sock Fiberglass (Canada) Limited changing its name to L'Air D'Or Corporation, filed September 22, 1987

1.3*          Articles  of Incorporation of Tagalder Corporation, filed December
              19,  1994

1.4* Articles of Amalgamation of Tagalder Corporation and L'Air D'Or Corporation, filed July 11, 1996, with the surviving entity known as Tagalder Incorporated

1.5* Articles of Amendment to Articles of Incorporation of Tagalder Incorporated effectuating a 1-for-10 reverse stock split and name change to Tagalder (2000) Inc., filed August 31, 2000

1.6* Articles of Incorporation of Tagalder Technology Corporation, filed October 6, 2000

1.7*          Articles of Incorporation of 1122403 Ontario Ltd., filed March 14,
              1995

1.8*          Bylaws  of  Tagalder  (2000)  Inc.

2.1*          Form  Option  Agreement.

4.1* Memorandum of Understanding between Criadero Golden Emu/Mr. Chan Fai Ieong Ip and Tagalder Incorporated dated July 6, 2000 for the acquisition and management of emu farm assets

4.2* Purchase and Sale Agreement between Tagalder (2000) Incorporated and Shantou Fuhua Golden Ratite Farming Co., Ltd. dated November 6, 2000 for the sale of emu eggs

4.3* Memorandum of Understanding between Tagalder (2000) Incorporated and Hunter Farm dated November 27, 2000 for the purchase of emu eggs

4.4*          Memorandum  of  Understanding  between  Teenpro 2000 Inc./Mr. Ming
              Fung Lam and Tagalder Incorporated dated July 6, 2000 for the acquisition of web sites

4.5* Mineral License issued by the Government of Newfoundland and Labrador dated December 11, 1995

4.6* Memorandum of Understanding between Mr. Ng Tung Wo Paul and shareholders of Tung Shing Development Limited and Tagalder (2000) Incorporated dated December 18, 2000

4.7* Memorandum of Understanding between Pun Luen Shoe Factory and Tung Shing Development Limited

4.8* Memorandum of Understanding between Mr. Chan Chi Cheung and the shareholders of Super Success Electronic Company Limited and Tagalder (2000) Incorporated

4.9* Memorandum of Understanding between Mr. Ng Tung Wo Paul/Tung Shing (USA-CAN) Ltd. and Tagalder (2000) Incorporated

4.10* Memorandum of Understanding between Shareholders of Tagalder Global Innovations Ltd. and Tagalder (2000) Incorporated

4.11+ Letter of Interest between Tagalder Technology Corporation and Shantou Daha J&B High-Tech Food Additives Factory

4.12+         Letter  of  Interest  between Tagalder Technology Corporation  and
              Wongas  Corp.

8.1*          List  of  Subsidiaries

99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

     * Incorporated by reference to Registrant's Registration Statement on Form 20-F filed with the Securities and Exchange Commission on March 7, 2002.

     +     Incorporated  by reference to Registrant's First Amended Registration
Statement on Form 20-F/A filed with the Securities and Exchange Commission on August 30, 2002.

                          REPORT  OF  INDEPENDENT  AUDITORS


To the Board of Directors and Stockholders of Tagalder (2000) Inc.
(Formerly  Tagalder  Incorporated)

We have audited the accompanying revised consolidated balance sheets of Tagalder
(2000) Inc. (formerly Tagalder Incorporated) (incorporated in the Province of Ontario, Canada) as at December 31, 2001 and 2000 and the related revised consolidated statements of operations, cash flows and changes in stockholders' equity for each of the years ended December 31, 2001, 2000 and 1999. These revised consolidated financial statements are the responsibility of the management of Tagalder (2000) Inc. (formerly Tagalder Incorporated). Our responsibility is to express an opinion on these revised consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the revised consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the revised consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall revised financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the revised consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tagalder
(2000) Inc. (formerly Tagalder Incorporated) as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years ended December 31, 2001, 2000 and 1999 in accordance with generally accepted accounting principles in the United States of America.

The accompanying revised consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the revised consolidated financial statements, the company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter also are described in note 1. The revised consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The previous Report of Independent Auditors dated May 21, 2002 has been withdrawn. The revised financial statements have been adjusted as described in note  2.

On  October  22,  2002,  we  reported separately to the stockholders of Tagalder
(2000) Inc. (Formerly Tagalder Incorporated) on revised financial statements for December 31, 2001 and December 31, 2000, prepared in accordance with Canadian generally accepted accounting principles.


/s/ Schwartz Levitsky Feldman llp
-----------------------------------


Toronto,  Ontario
October  22,  2002                                        Chartered  Accountants

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONSOLIDATED  BALANCE  SHEETS
AS  AT  DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)





                                    2001     2000
                                     $         $

                     ASSETS
  CURRENT ASSETS

    Cash . . . . . . . . . . . .   3,087   16,566
    Prepaids and sundry assets .   2,718    5,328
    Advances receivable (note 5)       -        -
                                  ------  -------

                                   5,805   21,894

  MINERAL PROPERTIES (note 6). .       1        1

  EMU FARM (note 7). . . . . . .       1  356,662

  INVESTMENTS (note 8) . . . . .       3        -

  WEB SITES (note 9) . . . . . .       1  116,746
                                  ------  -------

                                   5,811  495,303
                                  ======  =======

APPROVED  ON  BEHALF  OF  THE  BOARD

___________________________________Director

___________________________________Director

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONSOLIDATED  BALANCE  SHEETS
AS  AT  DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




                                                               2001        2000
                                                                 $           $
                                  LIABILITIES
  CURRENT LIABILITIES

    Accounts payable and accrued liabilities (note 10)       62,898      18,646

  LOANS AND ADVANCES (note 11) . . . . . . . . . . . .       16,470           -
                                                        ------------  ----------

                                                             79,368      18,646
                                                        ------------  ----------

                         STOCKHOLDERS' EQUITY (DEFICIENCY)

COMMON STOCK (note 12) . . . . . . . . . . . . . . . .    3,836,484   1,475,082

  ACCUMULATED OTHER COMPREHENSIVE LOSS . . . . . . . .      (24,360)    (11,416)

  DEFICIT. . . . . . . . . . . . . . . . . . . . . . .   (3,885,681)   (987,009)
                                                        ------------  ----------

                                                            (73,557)    476,657
                                                        ------------  ----------

                                                              5,811     495,303
                                                        ============  ==========


The accompanying notes are an integral part of these revised consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
FOR  THE  YEARS  ENDED  DECEMBER  31
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


                                                    2001          2000        1999
                                                      $             $           $

REVENUE . . . . . . . . . . . . . . . . . .            -             -           -


EXPENSES

    Administrative services . . . . . . . .       11,625         7,137      12,132
    Communications. . . . . . . . . . . . .        1,155         1,397       1,727
    Consulting. . . . . . . . . . . . . . .       31,359         1,821      72,059
    Exploration costs (recovery). . . . . .            -          (241)     16,826
Management fees . . . . . . . . . . . . . .       31,920             -           -
    Office and general. . . . . . . . . . .        4,987         4,970       6,876
    Professional fees . . . . . . . . . . .       38,994        19,216      17,963
    Public relations. . . . . . . . . . . .          383           481         205
    Shareholder information . . . . . . . .        4,379         4,775       2,282
    Transfer agent fees . . . . . . . . . .        3,097         5,166       4,382
    Travel and accommodation. . . . . . . .            -         9,735       4,857
                                              -----------   -----------  ----------

                                                 127,899        54,457     139,309
                                              -----------   -----------  ----------
LOSS FROM CONTINUING OPERATIONS
      BEFORE UNDERNOTED ITEMS . . . . . . .     (127,899)      (54,457)   (139,309)

    Write-down of investments (note 8). . .   (2,312,317)            -           -
    Write-down of emu farm (note 9) . . . .     (345,437)            -           -
    Write-down of web sites (note 10) . . .     (113,019)            -           -
    Forgiveness of debt (note 13) . . . . .            -             -     258,609
                                              -----------   -----------  ----------
EARNINGS (LOSS) FROM CONTINUING
    OPERATIONS. . . . . . . . . . . . . . .   (2,898,672)      (54,457)    119,300

    Discontinued operations (note 14) . . .            -             -     (72,021)
                                              -----------   -----------  ----------

NET INCOME (LOSS) . . . . . . . . . . . . .   (2,898,672)      (54,457)     47,279
                                              -----------   -----------  ----------
  Net earnings (loss) per common share
    (basic and diluted) . . . . . . . . . .        (0.13)        (0.01)       0.01
                                              -----------   -----------  ----------
  Weighted average number of common
    shares outstanding, adjusted for
    reverse split of company's stock (1:10)
    on August 30, 2000 (note 12). . . . . .   21,483,649    10,333,276   7,085,946
                                              ===========   ===========  ==========

The accompanying notes are an integral part of these revised consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
FOR  THE  YEARS  ENDED  DECEMBER  31
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


                                                         2001       2000       1999
                                                           $          $          $
  CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss). . . . . . . . . . . . . .   (2,898,672)   (54,457)    47,279
    Adjustments to reconcile net income (loss)
      to net cash used in operating activities:
    Write-down of web sites. . . . . . . . . . .      113,019          -          -
    Write-down of emu farm . . . . . . . . . . .      345,437          -          -
    Write-down of investments. . . . . . . . . .    2,312,317          -          -
    Forgiveness of debt. . . . . . . . . . . . .            -          -   (258,609)
    Discontinued operations. . . . . . . . . . .            -          -     72,021
    Prepaid and sundry assets. . . . . . . . . .        2,362     (4,843)   111,355
    Accounts payable and accrued liabilities . .       46,646    (27,707)     6,907
                                                   -----------  ---------  ---------

  Net cash used in operating activities. . . . .      (78,891)   (87,007)   (21,047)
                                                   -----------  ---------  ---------

  CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of common shares. . . . . . . . . .       49,083    103,016     33,652
    Loans and advances . . . . . . . . . . . . .       16,942     (3,367)    16,826
                                                   -----------  ---------  ---------

  Net cash provided by financing activities. . .       66,025     99,649     50,478
                                                   -----------  ---------  ---------

  CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in joint venture under
        development. . . . . . . . . . . . . . .            -          -    (25,797)
                                                   -----------  ---------  ---------

  Net cash used in investing activities. . . . .            -          -    (25,797)
                                                   -----------  ---------  ---------

  EFFECT OF FOREIGN CURRENCY EXCHANGE
    RATE CHANGES . . . . . . . . . . . . . . . .         (613)    (1,099)       186
                                                   -----------  ---------  ---------

  NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS . . . . . . . . . . . . . .      (13,479)    11,543      3,820

    Cash and cash equivalents, beginning of
        year . . . . . . . . . . . . . . . . . .       16,566      5,023      1,203
                                                   -----------  ---------  ---------

  CASH AND CASH EQUIVALENTS, END OF
    YEAR . . . . . . . . . . . . . . . . . . . .        3,087     16,566      5,023
                                                   ===========  =========  =========

    Income taxes paid. . . . . . . . . . . . . .            -          -          -
                                                   ===========  =========  =========

    Interest paid. . . . . . . . . . . . . . . .            -          -          -
                                                   ===========  =========  =========

The accompanying notes are an integral part of these revised consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31,
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)

                                                                                  Accumulated
                                   Common Stock                                   Other
                                   Number of    Common Stock                      Comprehensive
                                   Shares       Amount           Deficit          Loss
                                   -----------  ------------     -----------      -------------
                                                     $                $                $

Balance as of December 31,
  1998. . . . . . . . . . . . . .   6,335,972*     793,921         (979,831)         (819)
  Issuance of common stock
    (note 11) . . . . . . . . .     1,000,000*      50,478                -             -
  Foreign currency translation.             -           -                 -        (8,765)
  Net income for the year . . .             -           -            47,279             -
                                   -----------  ---------        -----------      --------

  Balance as of December 31,
1999. . . . . . . . . . . . . .     7,335,972*     844,399         (932,552)       (9,584)
  Issuance of common stock
    (note 11) . . . . . . . . .     8,991,910     630,683                 -             -
  Foreign currency translation.             -           -                 -        (1,832)
  Net loss for the year . . . .             -           -           (54,457)            -
                                   -----------  ---------        -----------      --------

  Balance as of December 31,
2000. . . . . . . . . . . . . .    16,327,882   1,475,082          (987,009)      (11,416)
  Issuance of common stock
    (note 11) . . . . . . . . .    21,541,136   2,361,402                 -             -
  Foreign currency translation.             -           -                 -       (12,944)
  Net loss for the year . . . .             -           -        (2,898,672)            -
                                   -----------  ---------        -----------      --------

                                   37,869,018   3,836,484        (3,885,681)      (24,360)
                                   ===========  =========        ===========      ========



*Adjusted  for  reverse  split  of  company's  stock  (1:10)  on August 30, 2000

The accompanying notes are an integral part of these revised consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


1.     GOING  CONCERN  ASSUMPTION

These consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent on the company's ability to generate sufficient working capital from operations and external investors. These consolidated financial statements do not give effect to any adjustments should the company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the consolidated financial statements. Management plans to obtain sufficient working capital from opera-tions and external financing to meet the company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plans will be successful. Failure to obtain sufficient working capital from operations and external financing will cause the Company to curtail operations.


2.     REVISION  TO  FINANCIAL  STATEMENTS

These financial statements have been revised to reflect the write-down of investments in the emu farm and web suites to $1 each. These write-downs were necessary to reflect the impact of uncertain cash flows with respect to these investments.

The  following  table  presents  the  effects of the aforementioned adjustments:

                                        2001              2001
                                          as     as previously
                                     revised          reported
                                         $                 $

Total  assets                          5,811         410,668
Net  loss                         (2,898,672)     (2,482,672)
Net  loss  per  common  share          (0.13)          (0.12)

Notes  3,  4,  7,  8,  9,  12  and  19  have  been  revised.


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

a)     Basis  of  Presentation

These consolidated financial statements include the accounts of Tagalder (2000) Inc. ("the company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation. A former wholly-owned subsidiary, Sinotag Corporation was disposed of during 2000 for $1.

All  material  inter-company  transactions  have  been  eliminated.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

b)     Background  Information

The company was incorporated in Ontario on August 16, 1961 as Sock Fiberglass (Canada) Limited. Sock Fiberglass (Canada) Limited changed its name to L'Air D' Or Corporation on September 22, 1997. On July 11, 1996, L'Air D'Or Corporation amalgamated with Tagalder Corporation, which was incorporated on December 19, 1994. The amalgamated corporation continued under the name of Tagalder Incorporated until August 31, 2000 when the name was changed to Tagalder (2000) Inc.

The company was originally formed as an agricultural company primarily doing business in China. The company is currently concentrating operations raising emu in Peru. The company also holds mineral exploration rights in Labrador and has expanded operations with the acquisition of web sites and various investments in private companies.

c)     Cash  and  Cash  Equivalents

Cash and cash equivalents includes cash on hand, amounts due from and to banks, and any other highly liquid investments purchased with a maturity of three months or less. The carrying amounts approximate fair values because of the short maturity of those instruments.

d)     Other  Financial  Instruments

The carrying amount of the companies' accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

e)     Long-term  Financial  Instruments

The fair value of each of the companies' long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the companies' current borrowing rate for similar instruments of comparable maturity would be.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

f)     Income  taxes

The company accounts for income tax under the provisions of FAS No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

Current income tax expense (recovery) is the amount of income taxes expected to be payable (recoverable) for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax losses. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns. Tax law and rate changes are reflected in income in the period such changes are enacted.

g)     Emu  Farm

The assets of the emu farm are recorded at cost and are amortized on the basis of their estimated useful lives at the undernoted rates and methods:

Building                      4%     Declining  balance
Fence                        10%     Declining  balance
Equipment                    20%     Declining  balance
Production  animals     30 years     Straight-line

h)     Web  Sites

The Web sites are recorded at cost and are amortized over five years on a straight-line basis. The company reviews annually the estimated useful life of the web sites.

i)     Investments

The company's investments are accounted for by the cost method whereby the investments are initially recorded at cost and the carrying values are annually adjusted only for dividends received.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

j)     Foreign  Currency  Translation

The company maintains its books and records in Canadian dollars, its functional currency. The financial statements are converted to US dollars, the company's reporting currency. The translation method used is the current rate method which is the method mandated by SFAS 52 where the functional currency is the foreign currency. Under the current method, all assets and liabilities are translated at the current rate, stockholders' equity accounts are translated at historical rates and revenues and expenses are translated at average rates for the year.

Due to the fact that items in the financial statements are translated at different rates according to their nature, a translation adjustment is created. This translation adjustment has been included in accumulated other comprehensive income.

k)     Earnings  or  Loss  Per  Share

The company adopted FAS No. 128, "Earnings per Share" during fiscal 1998, which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by using the treasury stock method.

l)     Use  of  Estimates

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of assets and liabilities, and correspondingly revenues and expenses, depends on future events, the preparation of consolidated financial statements for any period necessarily involves the use of estimates and assumption. Actual amounts may differ from these estimates. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized herein.

m)     Long-Lived  Assets

The company adopted the provisions of FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of which has been superceded by FAS No. 144(note o). FAS No. 121 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

n)     Stock  Based  Compensation

The company has adopted, FAS No. 123, Accounting for Stock-Based Compensation, which introduced the use of a fair value-based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expenses for stock-based compensation to employees based on the new fair value accounting rules. The company chose to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the measurement date over the amount an employee must pay to acquire the stock.

o)     Recently  Issued  Accounting  Standards

FAS No. 141 - Business Combinations and FAS No. 142 - Goodwill and Other Intangible Assets. FAS No. 141 requires that companies use only the purchase method for acquisitions occurring after June 30, 2001. FAS No. 142 required that goodwill and intangible assets acquired after June 30, 2001 should no longer be amortized but reviewed annually for impairment.

FAS No. 143 - Accounting For Assets Retirement Obligations - this standard requires that entities record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This standard is effective for fiscal years beginning after June 15, 2002.

FAS No. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets. This standard supercedes FAS No. 121 - Accounting for the Impairment of Long-Lived Asset to be disposed of. This standard requires that business recognize impairment when the financial statement carrying amount of long-lived asset or asset group exceeds its fair value and is not recoverable. The provisions of this statement are effective for financial statements for fiscal years beginning after December 15, 2001.

FAS No. 145 - Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS 145 updates, clarifies and simplifies existing accounting pronouncements. FAS 145 rescinds Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses because Statement No. 4 has been rescinded. Statement No. 44 was issued to establish accounting requirements for the effects of transition to provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement No. 44 is no longer necessary.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

o)     Recently  Issued  Accounting  Standards   (cont'd)

FAS 145 amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. FAS 145 also makes technical corrections to existing pronouncements.

FAS  No.  146 - Accounting for Cost Associated with Exit or Disposal Activities.
FAS 146 requires Companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Previous accounting guidance was provided by Emerging Issues Task Force ("EITF") Issue No. 94-3. FAS 146 replaces EITF 94-3. The Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

The company believes that the above standards would not have a material impact on its financial position, results of operations or cash flows.


4.     COMPREHENSIVE  INCOME  (LOSS)

The company has adopted FAS No. 130 "Reporting Comprehensive Income" as of December 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does not affect net income or total stockholders' equity. The components of comprehensive income are as follows:


                                            2001       2000     1999

                                            $            $        $

    NET INCOME (LOSS) . . . . . . .   (2,898,672)   (54,457)  47,279

    OTHER COMPREHENSIVE
       INCOME (LOSS)

      Foreign currency translation.      (12,944)    (1,832)  (8,765)
                                      -----------   --------  -------

    COMPREHENSIVE INCOME (LOSS) . .   (2,911,616)   (56,289)  38,514
                                      ===========   ========  =======


TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


4.     COMPREHENSIVE  INCOME  (LOSS)   (cont'd)

The foreign currency translation adjustments are not currently adjusted for income taxes as the company is located in Canada and the adjustments relate to the translation of the financial statements from Canadian dollars into United States dollars as disclosed in note 3(j).


5.     ADVANCES  RECEIVABLE
                                                         2001          2000
                                                           $             $

     Advances  receivable                              31,966        33,955
     Less:  allowance  for doubtful accounts          (31,966)      (33,955)
                                                      --------      --------

     Advances  receivable,  net                              -             -
                                                      ========      ========

Advances receivable represent the balance owed to the company from Sinotag Corporation, a former subsidiary. The company has filed a claim for the amount owing (note 18) and is diligently attempting to recover the amount, though collection cannot be assured.


6.     MINERAL  PROPERTIES
                                                         2001          2000
                                                           $             $

     75%  interest  in  55  (250  in  2000)
     mineral  claims  in  Labrador subject to
     a  3%  net  smelter  return  on  10  of
     these  claims, at  nominal  value                      1             1
                                                      ========      ========

The mineral properties have been recorded at nominal value of $1 as management currently has not determined whether these properties contain ore reserves and is not actively exploring these properties.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


7.     EMU  FARM

In 2000 the company acquired an Emu farming operation in Peru. The consideration for the purchase was the issue of 5,336,910 shares of common stock. The purchase price was determined through an independent third party valuation.

The  farming  operation  includes  the  following:

                                                         2001          2000
                                                           $             $

     Building                                          58,950        60,770
     Fence                                             39,480        40,807
     Equipment                                         29,025        30,010
     Production  animals                              217,983       225,075
                                                      -------       -------

                                                      345,438       356,662

     Less:  Write-down                                345,437             -
                                                      -------       -------

                                                            1       356,662
                                                      =======       =======

As a result of uncertain future cash flows derived from the operation of the emu farm, management made a decision to write-down the assets to $1.

The company has entered into an agreement for the management of the farm and the lease of land for three years commencing January 1, 2001 at a cost of $32,000 per year.


8.     INVESTMENTS


                                              Purchase                    Carrying
                                  Ownership   price         Write-down    value
                                  ----------  ------------  ------------  --------
                                           %       $             $            $

Tung Shing Development Limited .          40    1,437,882    (1,437,881)       1
Super Success Electronic Company
    Limited. . . . . . . . . . .          15      247,030      (247,029)       1
Tagalder Global Innovations Ltd.          15      627,408      (627,407)       1
                                                ---------    -----------  --------

                                                2,312,320    (2,312,317)       3
                                                =========    ===========  ========

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


8.     INVESTMENTS   (cont'd)

a)     TUNG  SHING  DEVELOPMENT  LIMITED  ("Tung  Shing")

On April 25, 2001 and on December 19, 2001, the company acquired a total of 40% (20% and 20% respectively) in a Hong Kong company, Tung Shing. Tung Shing is in the business of investment, import/export and general trading in plywood. The agreed purchase price between the company and Tung Shing was $1,437,882 which was paid for through the issuance of 13,096,560 shares of common stock in the company. At the time the investment was acquired. Tung Shing held an interest in joint ventures that were expected to be sold at a profit. Subsequent to the company's investment in Tung Shing, it was determined that Tung Shing would not be able to sell their interest in the joint ventures.

b)     SUPER  SUCCESS  ELECTRONIC  COMPANY  LIMITED  ("Super  Success")

On December 19, 2001, the company acquired a 15% interest in Super Success, a Hong Kong company. Super Success is in the business of manufacturing and exporting electronic products. The agreed purchase price between the company and Super Success was $247,029 which was paid for through the issuance of 2,250,000 shares of common stock in the company. As at December 31, 2001, Super Success had uncertain future cash flows.

c)     TAGALDER  GLOBAL  INNOVATIONS  LTD.  ("TGI")

On December 19, 2001, the company acquired a 15% interest in TGI, a British Virgin Islands company involved in multi-media entertainment. The agreed purchase price between the company and TGI was $627,408 which was paid for through the issuance of 5,714,576 shares of common stock of the company. As at December 31, 2001, TGI had not commenced business and had uncertain future cash flows.

As a result of the above factors, management made a decision to write-down the investments to $1 each as at December 31, 2001.


9.     WEB  SITES

In 2000 the company acquired 4 developed web sites. The consideration for the web sites was the issuance of 1,750,000 shares of common stock. The purchase price was determined through an independent third party valuation.

These web sites were acquired to promote Chinese culture, trade and travel and to provide revenue resulting from use of these web sites.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


9.     WEB  SITES   (cont'd)

                        2001     2000

                          $         $

Web sites, at cost   113,020  116,746
Less:  Write-down.   113,019        -
                     -------  -------

                           1  116,746
                     =======  =======

As a result of uncertain future cash flows derived from the operation of the web sites, management made a decision to write-down the assets to $1.


10.    ACCOUNTS  PAYABLE  AND  ACCRUED  LIABILITIES

                                                                 2001    2000

                                                                   $       $
    Accounts payable and accrued liabilities is comprised of
        the following:

    Trade payables . . . . . . . . . . . . . . . . . . . . .   50,341   6,975
    Accrued liabilities. . . . . . . . . . . . . . . . . . .   12,557  11,671
                                                               ------  ------

                                                               62,898  18,646
                                                               ======  ======


11.    LOANS  AND  ADVANCES



                                                                 2001    2000

                                                                   $       $
    Advances from directors are unsecured, bear no
    interest, are without specific terms of repayment
    and are not expected to be repaid prior to
    January 1, 2003.  The fair value of the advances
    has been estimated by discounting future cash
    flows using an estimated rate of 8%.  The fair
    value of the advances is $15,240. . . . . . . . .          16,470       -
                                                               ======  ======

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


12.    COMMON  STOCK

a)     Authorized

An  unlimited  number  of  common  shares,  no  stated  value




Issued
                                                      2001       2000

                                                        $          $

37,869,018  Common shares (2000 - 16,327,882).   3,836,484  1,475,082
                                                 =========  =========


b)     Changes  to  Issued  Share  Capital

Effective August 30, 2000, the company's stockholders approved a 1:10 reverse stock split.

                                             Shares      Shares
                                             Number      $

      Balance, December 31, 1998. . . . . .  6,335,972*     793,921

        Issued for cash . . . . . . . . . .    666,667*      33,652
        Issued for repayment of debt. . . .    333,333*      16,826
                                             ----------   ---------

      Balance, December 31, 1999. . . . . .  7,335,972*     844,399

        Issued for cash . . . . . . . . . .   1,530,000     103,016
        Exercise of options . . . . . . . .     375,000      50,498
        Issued for acquisition of emu farm.   5,336,910     359,340
        Issued for acquisition of web sites   1,750,000     117,829
                                             ----------   ---------

      Balance, December 31, 2000. . . . . .  16,327,882   1,475,082

Issued for cash . . . . . . . . . . . . . .     200,000      21,958
Exercise of options . . . . . . . . . . . .     280,000      27,125
Issued for investment in Tung Shing . . . .  13,096,560   1,437,882
Issued for investment in Super Success. . .   2,250,000     247,029
Issued for investment in TGI. . . . . . . .   5,714,576     627,408
                                             ----------   ---------

      Balance, December 31, 2001. . . . . .  37,869,018   3,836,484
                                             ==========   =========

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)



12.    COMMON  STOCK  (cont'd)

c)     Stock  Option  Plan

The company has adopted a stock option plan ("the plan") on July 27, 1996 pursuant to which the maximum number of shares which may be optioned under the plan may not exceed 20% of the total of the issued and outstanding common stock less the number previously reserved for issuance or 1,460,000* shares, whichever is greater.

Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the company. Options granted under the plan may be exercisable for up to 5 years, may require vesting and shall be at an exercise price, all as determined by the board.

If a participant ceases affiliation with the company other than by reason of death, termination for cause, retirement at normal retirement age or upon the optionee's ceasing to be a director other than by reason of death, removal or disqualification by law, the option remains exercisable by the participant for a period of 90 days or the expiry date whichever occurs earlier. If the optionee dies while employed by the company or while serving as a director, the options remain exercisable for a period of 180 days or the expiry date whichever occurs earlier. Termination for cause or removal or disqualification by law results in immediate termination of the option.

Options granted under the plan by the directors of the compensation committee, may be exercised with cash.

On September 1, 2000, all previously unexercised options were cancelled and 2,525,000 new options were granted at an exercise price of CDN $0.15 prior to September 1, 2001 and CDN $0.25 for the period from September 1, 2001 to August 31, 2002.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


12.    COMMON  STOCK   (cont'd)

c)     Stock  Option  Plan   (cont'd)

                                        Shares
                                        Available    Shares Subject   Option
                                        For Grant    to Options       Prices
                                        -----------  ---------------  ------------
                                                                             CDN $

      Outstanding at December 31, 1998    233,595*         500,000*          0.50*
        Granted. . . . . . . . . . . .   (50,000)*          50,000*          0.50*
        Expired. . . . . . . . . . . .    280,000*       (280,000)*          0.50*
                                        -----------       ----------  ------------

      Outstanding at December 31, 1999    463,595*         270,000*          0.50*
        Amendment. . . . . . . . . . .   3,200,000                -              -
        Granted. . . . . . . . . . . .  (2,525,000)       2,525,000   0.15 or 0.25
        Granted. . . . . . . . . . . .    (375,000)         375,000           0.20
        Exercised. . . . . . . . . . .           -         (375,000)          0.20
        Cancelled. . . . . . . . . . .  (463,595)*       (270,000)*          0.50*
                                        -----------       ----------  ------------

      Outstanding at December 31, 2000     300,000        2,525,000   0.15 or 0.25

Granted. . . . . . . . . . . . . . . .    (100,000)         100,000    015 or 0.25
Granted. . . . . . . . . . . . . . . .    (200,000)         200,000           0.15
Exercised. . . . . . . . . . . . . . .           -         (280,000)          0.15
Expired. . . . . . . . . . . . . . . .     325,000         (325,000)  0.15 or 0.25
                                        -----------       ----------  ------------

      Outstanding at December 31, 2001     325,000        2,220,000   0.15 or 0.25
                                        ===========       ==========  ============

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


12.    COMMON  STOCK  (cont'd)

c)     Stock  Option  Plan   (cont'd)

Pro-forma information regarding net income and earnings per share is required by FAS No. 123 - "Accounting for Stock Based Compensation" and has been determined as if the company had accounted for its employee stock options based on fair values at the grant date for options granted under the Plan. The company's pro-forma information for the year ended December 31, 2001 would have been as follows:



                                                        2001          2001
                                                  -----------  ------------
                                                  As Reported     Pro-Forma
                                                  -----------  ------------

Loss from continuing operations. . . . . . . . .  (2,898,672)  $(2,917,672)
Basic and diluted EPS from continuing operations       (0.13)  $     (0.14)

                                                        2000          2000
                                                  -----------  ------------
                                                  As Reported     Pro-Forma
                                                  -----------  ------------

Loss from continuing operations. . . . . . . . .     (54,457)  $  (279,657)
Basic and diluted EPS from continuing operations       (0.01)  $     (0.03)

                                                        1999          1999
                                                  -----------  ------------
                                                  As Reported     Pro-Forma
                                                  -----------  ------------

Income from continuing operations. . . . . . . .      47,279   $    46,279
Basic and diluted EPS from continuing operations        0.01   $      0.01


The fair value of each option grant used for purposes of estimating the pro-forma amounts summarized above is based on the grant date using the Black-Scholes option pricing model with the weighted average assumptions shown in the following table:



                                              2001          2000          1999

Risk free interest rate . . . . . . .          4.0%          6.7%          6.7%
Volatility factor . . . . . . . . . .          100%          100%          100%
Weighted average expected life. . . .   1.12 years    1.99 years    1.35 years
Weighted average fair value per share        $0.06         $0.08         $0.02
Expected dividends. . . . . . . . . .          nil           nil           nil

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


13.    FORGIVENESS  OF  DEBT

During 1999, the company and certain of its creditors entered into agreements whereby the amounts owing to them were settled at rates ranging from 10% to 40% of the original debt.


14.    DISCONTINUED  OPERATIONS

During 1999, the company received notice from its joint venture partner that the agreement with Teiling City in China was terminated as a result of being unable to raise required funding. Accordingly, all assets associated with the joint venture were written off.


15.    INCOME  TAXES

The  components  of  deferred  tax  assets  and  liabilities  are  as  follows:



                                           2001        2000       1999

                                             $           $          $
    Deferred tax assets:
    Net operating loss carryforwards    288,000     248,000    211,000
    Net capital loss carryforwards .    120,000     128,000     11,000
                                       ---------   ---------  ---------

    Total deferred assets. . . . . .    408,000     376,000    222,000
    Less:  valuation allowance . . .   (408,000)   (376,000)  (222,000)
                                       ---------   ---------  ---------

    Net deferred tax asset . . . . .          -           -          -
                                       =========   =========  =========

The company has accumulated losses for income taxes purposes amounting to $654,378, which may be carried forward to reduce taxable income in future years. The potential future income tax benefits have not been recognized in these financial statements. The deductibility of these losses expires as follows:

    2003               $     14,391
    2004                    127,219
    2005                    310,063
    2006                        158
    2007                     78,212
    2008                    124,335
                       ------------
                       $    654,378
                       ============


In addition, as at December 31, 2001, the company has net capital loss carry forwards of $273,583 which may be used to offset any future capital gains.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


16.    SUPPLEMENTAL  DISCLOSURE  OF  CASH  FLOW  INFORMATION

Non-monetary  transactions:


                                                      2001      2000     1999

                                                        $         $        $

    Shares issued for investments. . . . . . .   2,312,320         -        -
    Shares issued for repayment of debt. . . .           -         -   16,826
    Shares issued for acquisition of emu farm.           -   359,340        -
    Shares issued for acquisition of web sites           -   117,829        -
    Options issued to settle debt. . . . . . .           -    50,498        -
    Forgiveness of debt. . . . . . . . . . . .           -         -  258,609
    Write-off due to discontinued operations .           -         -   72,021


17.    RELATED  PARTY  TRANSACTIONS

The  following  transactions  were  entered  into  with  related  parties.

                                                               2001     2000

                                                                 $        $

    Acquisition  of  web  sites  for  common  stock              -   29,453


18.    CONTINGENT  LIABILITY

The company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000, provided by that company.

The directors are of the opinion that the claim is without merit and the company has filed a Statement of Defense and a counterclaim for approximately $34,000.

Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts. Any loss resulting from this action will be recorded in the period in which the judgment is made.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


19.    SEGMENTED  INFORMATION

The company has adopted FAS No. 131 - "Disclosures About Segments Of Enterprise And Related Information".

a)     The  breakdown  of  net  income  (loss) by geographic area is as follows:

                     2001       2000       1999
                       $          $          $

  Canada         (208,998)   (54,457)  (139,309)
  China. . .   (2,312,317)         -    186,588
  Peru . . .     (377,357)         -          -
               -----------   --------  ---------

               (2,898,672)   (54,457)    47,279
               ===========   ========  =========


b)     The  breakdown  of  identifiable assets by geographic area is as follows:


             2001     2000
               $        $

  Canada.   5,807  138,641
  China .       3        -
  Peru. .       1  356,662
            -----  -------

            5,811  495,303
            =====  =======



TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM  CONSOLIDATED BALANCE SHEETS
---------------------------------------------
As at March 31, 2002 and December 31, 2001         2002          2001
(Amounts expressed in U. S. dollars)                $             $
---------------------------------------------
(Unaudited)
ASSETS
CURRENT:
  Cash. . . . . . . . . . . . . . . . . . . .        1,197         3,087
  Accounts receivable . . . . . . . . . . . .        1,925             -
  Advance receivable. . . . . . . . . . . . .            -             -
  Prepaid expenses and deposits . . . . . . .            -         2,718
---------------------------------------------  ------------  ------------
                                                     3,122         5,805
MINERAL PROPERTIES, . . . . . . . . . . . . .            1             1
INVESTMENTS . . . . . . . . . . . . . . . . .            3             3
EMU FARM, . . . . . . . . . . . . . . . . . .            1             1
WEB SITES,. . . . . . . . . . . . . . . . . .            1             1
---------------------------------------------  ------------  ------------
                                                     3,128         5,811
                                               ------------  ------------

LIABILITIES
CURRENT:
Accounts payable and accrued liabilities. . .       75,445        62,898
Loans and advances, . . . . . . . . . . . . .       18,285        16,470
---------------------------------------------  ------------  ------------
                                                    93,730        79,368
                                               ------------  ------------

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL,. . . . . . . . . . . . . . . .    3,836,484     3,836,484

ACCUMULATED OTHER COMPREHENSIVE LOSS. . . . .      (23,882)      (24,360)

DEFICIT . . . . . . . . . . . . . . . . . . .   (3,903,204)   (3,885,681)
---------------------------------------------  ------------  ------------
                                                   (90,602)      (73,557)
                                               ------------  ------------
                                                     3,128         5,811
                                               ------------  ------------

See  condensed  notes  to  unaudited  consolidated  financial  statements.

On  behalf  of  the  Board:

/s/   "Roger  Lam",  Director
------------------


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM CONSOLIDATED STATEMENTS OF OPERATION
-----------------------------------------------------
For the three month period ended March 31 . . . . . .         2002          2001
(Amounts expressed in U. S. dollars). . . . . . . . .  $             $
-----------------------------------------------------
Unaudited

WEB INCOME. . . . . . . . . . . . . . . . . . . . . .          601             0
-----------------------------------------------------  ------------  ------------

EXPENSES:
  Administrative services . . . . . . . . . . . . . .        2,823         2,945
  Amortization expense. . . . . . . . . . . . . . . .            -             -
  Communications. . . . . . . . . . . . . . . . . . .          244           422
  Consulting. . . . . . . . . . . . . . . . . . . . .            -             -
       Commission paid. . . . . . . . . . . . . . . .            -             -
  Office and general. . . . . . . . . . . . . . . . .          684         1,319
  Professional fees . . . . . . . . . . . . . . . . .        5,880             -
  Public relations. . . . . . . . . . . . . . . . . .           47             -
  Shareholder information . . . . . . . . . . . . . .           13             -
  Transfer agent fees . . . . . . . . . . . . . . . .          433           766
  Farm management . . . . . . . . . . . . . . . . . .        8,000         7,996
-----------------------------------------------------  ------------  ------------

NET INCOME (LOSS) . . . . . . . . . . . . . . . . . .      (17,523)      (13,520)



BASIC AND DILUTED LOSS PER SHARE. . . . . . . . . . .      (0.0004)     (0.00059)
-----------------------------------------------------  ------------  ------------

Weighted average number
Of common shares outstanding. . . . . . . . . . . . .   37,869,018    13,611,326


See  condensed  notes  to  unaudited  consolidated  financial  statements.




TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------
For the three month period ended March 31 . . . . . . .        2002        2001
(Amounts expressed in U. S. dollars). . . . . . . . . .  $            $
-------------------------------------------------------
Unaudited

CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss) . . . . . . . . . . . . . . . . .     (17,523)    (13,520)
    Items not involving cash:
    Loss on disposition of capital assets . . . . . . .           -           -
-------------------------------------------------------  -----------  ----------
                                                            (17,523)    (13,520)
                                                         -----------  ----------
    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable . . . . . . . . . . . . . . .      (1,925)     (1,928)
      Prepaid expenses and deposits . . . . . . . . . .       2,718       2,737
      Accounts payable and
        accrued liabilities . . . . . . . . . . . . . .      14,362         888
                                                             15,155       1,697
-------------------------------------------------------  -----------  ----------
                                                             (2,368)    (11,823)
                                                         -----------  ----------

  FINANCING ACTIVITIES:
    Issue of common shares. . . . . . . . . . . . . . .           -     718,106
    Loans and advances. . . . . . . . . . . . . . . . .           -           -
-------------------------------------------------------  -----------  ----------
                                                                  -     718,106
                                                         -----------  ----------

  INVESTING ACTIVITIES:
    Investment:
       Joint venture under development. . . . . . . . .           -           -
       Investment in Tung Shing Development . . . . . .           -    (718,106)
    Exploration costs recovered (incurred). . . . . . .           -           -
-------------------------------------------------------  -----------  ----------
                                                                  -    (718,106)
                                                         -----------  ----------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT . . . . . . . .        4,78       6,551
CHANGE IN CASH POSITION . . . . . . . . . . . . . . . .      (1,890)     (5,272)
Cash position, beginning of year. . . . . . . . . . . .       3,087      16,566
-------------------------------------------------------  -----------  ----------
CASH POSITION, END OF PERIOD. . . . . . . . . . . . . .       1,197      11,294
-------------------------------------------------------  -----------  ----------

Income taxes paid                                                 -           -

Interest paid                                                     -           -


See  condensed  notes  to  unaudited  consolidated  financial  statements.




TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)

REVISED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------
For the three month period ended March 31, 2002
(Amounts expressed in US dollars)
(Unaudited)


                                                  Common stock                                 Other
                                                  Number of      Common stock                  Comprehensive
                                                  Shares         Amount          Deficit       Loss
                                                  _____________  ____________    ___________   _____________
Balance as of December
31, 2000 . . . . . . . . . . . . . . . . . .      16,327,856      1,475,082        (987,009)        (11,416)
Issuance of common stock . . . . . . . . . .      21,541,136      2,361,402              -                 -
Foreign currency translation . . . . . . . .               -             -              -           (12,944)
Net loss for the year. . . . . . . . . . . .               -             -       (2,898,672)              -
                                                  -----------     ---------     -----------     ------------

Balance as of December 31,
2001 . . . . . . . . . . . . . . . . . . . .      37,869,018      3,836,484      (3,885,681)        (24,360)
Issuance of common stock . . . . . . . . . .               -             -                -               -
Foreign currency translation . . . . . . . .                                                            478
Net loss for the period. . . . . . . . . . .               -             -          (17,523)
                                                  -----------     ---------      -----------     ------------

Balance as of March 31, 2002 . . . . . . . .       37,869,018     3,836,484      (3,903,204)         (23,882)
                                                  ===========     =========      ===========     ============


See  condensed  notes  to  unaudited  consolidated  financial  statements

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONDENSED  NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------------------------------
AS  OF  MARCH  31,  2002
------------------------
(Amounts  expressed  in  US  dollars)
(Unaudited)

1.     NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of recurring accruals) considered necessary for fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. Interim statements should be read in conjunction with the Company's audited financial statements.
The unaudited consolidated financial statements include the accounts of Tagalder
(2000) Inc., ("the Company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation.

2.     GOING  CONCERN  ASSUMPTION

As at March 31, 2002, certain principal conditions and events are prevalent that indicate that there could be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. These conditions and events include lack of financing, lack of revenue earned to date, recurring losses and future commitments.
The future viability of the company is dependent upon its ability to conclude adequate financing to meet its ongoing commitments until such time as any of its current ventures are operating profitably or other sources of revenue are identified. The Company plans to continue its efforts to acquire equity partners and make private placements to fund its operations.
These consolidated financial statements are prepared on the basis that the Company will continue as a going concern

3.     CONTINGENT  LIABILITY

The  Company  is  a defendant in an action commenced by a former president and a
company             controlled  by  the  former  president  for  salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000 provided by that company. The directors are of the opinion that the claim is without merit and the Company has filed a Statement of Defense and a counterclaim for approximately $34,000. Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.




Dated:  November  1,  2002           /s/  L. Murray Eades
                                     -------------------------------------------
                                     L. Murray Eades,  Chairman of the Board